Fairmont
HOTELS & RESORTS

Fairmont Hotels & Resorts Inc.

2005 Annual Report

FINANCIAL OVERVIEW

(In millions of U.S. dollars, except per share amounts)	2005	2004	2003
Revenues under management [1]	**$ 2,326.9**	**$ 2,082.7**	**$ 1,746.2**
Operating revenues [2]			
Hotel ownership operations	$ 670.2	$ 654.1	$ 584.9
Management operations	62.0	46.3	37.6
Real estate	78.2	31.0	36.3
	$ 810.4	$ 731.4	$ 658.8
EBITDA (3)	**$ 264.8**	**$ 324.7**	**$ 140.3**
Basic earnings per common share	$ 2.25	$ 1.99	$ 0.64
Diluted earnings per common share	$ 2.16	$ 1.92	$ 0.64
Dividends declared per common share	$ 0.12	$ 0.10	$ 0.07

(1) Consists of revenues from owned, managed and franchised hotels.

(2) Operating revenues exclude other revenues from managed and franchised properties. See note on non-GAAP measures on page 36.

(3) Income before interest taxes and amortization. See note on non-GAAP measures on page 36.

CONTENTS

1 Message to our shareholders

2 Location map

4 Directory of properties

7 Corporate governance

9 Management's discussion and analysis

38 Management's responsibility

39 Auditors' report

40 Financial statements

44 Notes to consolidated financial statements

75 Senior officers

76 Shareholder information

Message to our shareholders

2005 was a year of extraordinary growth and great change for Fairmont Hotels & Resorts. We expanded our global footprint, created value through selective asset sales and added to our portfolio of world-class properties. We also entered into what we expect will be a transformational transaction for Fairmont, one that will maximize value for our shareholders and will allow us to expand internationally while building upon our legacy, growing our brand and creating significant opportunities for our employees.

We were pleased with the Company's financial performance this year. Net income increased by 7.5% to $167.5 million from $155.8 million in 2004. Excluding the impact of hotels sold in 2004 and 2005, gains on asset sales, other non-operating items and tax recoveries, diluted earnings per share increased over 90% to $0.84. Our U.S. properties continue to benefit from the robust U.S. lodging fundamentals, with growth in RevPAR driven primarily by strong occupancy gains across all markets.

During 2005, Fairmont expanded its hotel collection by adding seven new properties in London, California and Kenya. We also announced the addition of seven hotels to our development pipeline that will open over the next four years, including a new hotel in Vancouver, which will be ready for the 2010 Olympics.

The sale of The Fairmont Orchid, Hawaii for $250 million demonstrated our ability to create value by acquiring, rebranding and stabilizing properties, and subsequently realizing asset appreciation while retaining long-term management contracts. We realized a pre-tax gain of $106 million on the sale of the property, which we purchased in December 2002.

Our focus on growth and commitment to maximize shareholder value also led us to enter into what we expect to be a transformational transaction for Fairmont. Following a partial takeover bid received in December, Fairmont's Board of Directors created a Special Committee to explore strategic options for maximizing value for our shareholders. After reviewing all available options, the Special Committee recommended, and our Board of Directors unanimously approved, an agreement under which Kingdom Hotels International and Colony Capital would acquire all of Fairmont's outstanding common shares for $45 per share in cash. As many of you know, Kingdom Hotels has been a long-time shareholder in, and a partner of Fairmont and Colony Capital owns the Raffles hotel portfolio.

This transaction represents a tremendous opportunity to combine two hotel companies with extraordinary legacies and traditions into a luxury hotel leader with 120 hotels in 24 countries.

The Board recommends that shareholders vote in favor of the proposed transaction at a shareholders meeting scheduled for April 18, 2006. We believe it is the ideal means to deliver significant, immediate value to the Company's current shareholders while establishing a solid platform from which to grow. We look forward to working with our partners who are committed to building on Fairmont's success.

We would also like to offer our deepest appreciation to the thousands of Fairmont employees who remain dedicated to providing our guests with the quality of service that is an inherent promise of our brand. We are confident that you will continue turning moments into memories for many years to come.

WILLIAM R. FATT
Chief Executive Officer

PETER C. GODSOE
Chairman

February 24, 2006

Worldwide destinations


Existing Fairmont hotel or resort
Existing Delta hotel or resort
Existing Fairmont Heritage Place
Future Fairmont hotel, resort or residence
Other hotel under management



Fairmont Hotels & Resorts

Total guestrooms: 22,200

	Hotel Name	Location	Guestrooms
UNITED STATES	The Fairmont Kea Lani	Wailea, Maui, Hawaii	450
	The Fairmont Orchid	Kohala Coast, Hawaii	540
	The Fairmont San Francisco	San Francisco, California	591
	The Fairmont Sonoma Mission Inn & Spa	Sonoma County, California	226
	The Fairmont Olympic Hotel	Seattle, Washington	450
	The Fairmont San Jose	San Jose, California	808
	The Fairmont Miramar Hotel	Santa Monica, California	302
	Fairmont Newport Beach	Newport Beach, California	444
	The Fairmont Scottsdale Princess	Scottsdale, Arizona	651
	The Fairmont Dallas	Dallas, Texas	551
	The Fairmont New Orleans	New Orleans, Louisiana	701
	The Fairmont Chicago	Chicago, Illinois	691
	The Fairmont Turnberry Isle Resort & Club	Miami, Florida	407
	The Fairmont Washington, D.C.	Washington, D.C.	415
	The Fairmont Copley Plaza	Boston, Massachusetts	383
CANADA	The Fairmont Empress	Victoria, British Columbia	477
	The Fairmont Chateau Whistler	Whistler, British Columbia	550
	The Fairmont Hotel Vancouver	Vancouver, British Columbia	556
	The Fairmont Waterfront	Vancouver, British Columbia	489
	The Fairmont Vancouver Airport	Richmond, British Columbia	392
	The Fairmont Jasper Park Lodge	Jasper, Alberta	451
	The Fairmont Chateau Lake Louise	Lake Louise, Alberta	550
	The Fairmont Banff Springs	Banff, Alberta	770
	The Fairmont Palliser	Calgary, Alberta	405
	The Fairmont Hotel Macdonald	Edmonton, Alberta	199
	The Fairmont Winnipeg	Winnipeg, Manitoba	340
	The Fairmont Royal York	Toronto, Ontario	1,365
	Fairmont Château Laurier	Ottawa, Ontario	430
	Fairmont Le Château Montebello	Montebello, Québec	211
	Fairmont The Queen Elizabeth	Montréal, Québec	1,039
	Fairmont Tremblant	Mont-Tremblant, Québec	314
	Fairmont Le Château Frontenac	Québec City, Québec	618
	Fairmont Le Manoir Richelieu	Charlevoix, Québec	405
	The Fairmont Algonquin	St. Andrews By-the-Sea, New Brunswick	237
	The Fairmont Newfoundland	St. John's, Newfoundland	301

	Hotel Name	Location	Guestrooms
INTERNATIONAL	The Fairmont Acapulco Princess	Acapulco, Mexico	1,017
	The Fairmont Pierre Marques	Acapulco, Mexico	335
	The Fairmont Southampton	Southampton, Bermuda	591
	The Fairmont Hamilton Princess	Hamilton, Bermuda	410
	The Fairmont Royal Pavilion	St. James, Barbados	75
	The Savoy, A Fairmont Hotel	London, England	263
	Fairmont Monte Carlo	Monte Carlo, Monaco	619
	The Norfolk Hotel	Nairobi, Kenya	167
	Mt. Kenya Safari Club	Nanyuki, Kenya	115
	Mara Safari Club	Masai Mara, Kenya	50
	The Ark	Nyeri, Kenya	60
	Aberdare Country Club	Nyeri, Kenya	48
	The Fairmont Dubai	Dubai, United Arab Emirates	394
OTHER	Sheraton Suites Calgary Eau Claire	Calgary, Alberta	323
RESIDENCE	Fairmont Heritage Place Franz Klammer Lodge	Telluride, Colorado	63
	Fairmont Heritage Place Acapulco Diamante	Acapulco, Mexico	20

PROPERTIES UNDER CONSTRUCTION OR DEVELOPMENT (1)

		Guestrooms/Units (5)
Scheduled 2006/2007 Openings		
Fairmont Mayakoba (2) (4)	Riviera Maya, Mexico	450 (3)
Fairmont Cairo (4)	Nile City, Cairo	550
The Plaza, A Fairmont Managed Hotel (2)	New York, New York	280
Fairmont Heritage Place Ghirardelli Square	San Francisco, California	55
Fairmont Residences, Indian Wells	Palm Springs, California	120
Beyond 2007		
Fairmont Palm Island (2) (4)	Dubai, United Arab Emirates	975
Farimont Abu Dhabi Resort (4)	Abu Dhabi, United Arab Emirates	400
Fairmont Tamarack (2)	Donnelly, Idaho	260
Fairmont Zimbali (2)	KwaZulu-Natal, South Africa	150
Fairmont Pacific Rim (2)	Vancouver, British Columbia	590
Fairmont Three Cays (2)	North Caicos, Turks & Caicos	350

(1) Information concerning hotels, resorts and residence clubs or other residential branded components under construction or development is based upon agreements and letters of intent and may change prior to the completion of the project.
(2) These properties are expected to include an FHP residence product, other residential branded components and/or condominiums.
(3) Expected opening for the 400 guestroom units is 2006; the 50 FHP vacation ownership units are expected to open in 2008.
(4) These projects were announced prior to 2005.
(5) Approximate number of guestrooms and/or units.

Delta Hotels

Total guestrooms: 11,400

	Hotel Name	Location	Guestrooms
CANADA	**Western Canada**		
	Delta Sun Peaks Resort	Sun Peaks, British Columbia	220
	Delta Victoria Ocean Pointe Resort and Spa	Victoria, British Columbia	239
	Delta Vancouver Airport	Richmond, British Columbia	415
	Delta Vancouver Suites	Vancouver, British Columbia	226
	Delta Whistler Village Suites	Whistler, British Columbia	225
	Tantalus Resort Lodge	Whistler, British Columbia	76
	Delta Bow Valley	Calgary, Alberta	398
	Delta Calgary Airport	Calgary, Alberta	296
	Delta Lodge at Kananaskis	Kananaskis Village, Alberta	321
	Delta Edmonton Centre Suite Hotel	Edmonton, Alberta	169
	Delta Edmonton South Hotel and Conference Centre	Edmonton, Alberta	237
	Delta Bessborough	Saskatoon, Saskatchewan	225
	Delta Regina	Regina, Saskatchewan	274
	Delta Winnipeg	Winnipeg, Manitoba	393
	Central Canada		
	Delta London Armouries	London, Ontario	245
	Delta Kitchener	Kitchener, Ontario	201
	Delta Meadowvale Resort and Conference Centre	Mississauga, Ontario	374
	Delta Toronto Airport West	Mississauga, Ontario	297
	Delta Chelsea	Toronto, Ontario	1,590
	Delta Toronto East	Toronto, Ontario	371
	Delta Pinestone Resort	Haliburton, Ontario	103
	Delta Sherwood Inn	Port Carling, Ontario	49
	Delta Grandview Resort	Huntsville, Ontario	125
	Delta Rocky Crest Resort	MacTier, Ontario	65
	Delta Ottawa Hotel and Suites	Ottawa, Ontario	328
	Delta Montréal	Montréal, Québec	456
	Delta Centre-Ville	Montréal, Québec	711
	Delta Sherbrooke Hotel and Conference Centre	Sherbrooke, Québec	178
	Delta Trois-Rivières Hotel and Conference Centre	Trois-Rivières, Québec	159
	Delta Québec	Québec City, Québec	377
	Atlantic Canada		
	Delta Fredericton	Fredericton, New Brunswick	222
	Delta Brunswick	Saint John, New Brunswick	254
	Delta Beauséjour	Moncton, New Brunswick	310
	Delta Halifax	Halifax, Nova Scotia	296
	Delta Barrington	Halifax, Nova Scotia	200
	Delta Sydney	Sydney, Nova Scotia	152
	Delta Prince Edward	Charlottetown, Prince Edward Island	211
	Delta St. John's Hotel and Conference Centre	St. John's, Newfoundland	403

Corporate governance
Board of Directors

Fairmont's Directors are experienced business leaders representing various industries and professional backgrounds, each offering unique perspectives and expertise. We consider the independence of corporate directors to be the foundation of good governance. In 2005, the Board was comprised of ten Directors, nine of whom were independent, including the Chairman. These nine members met regularly without the CEO or other management present.

STEPHEN E. BACHAND
Ponte Vedra Beach, Florida
Member – Audit Committee
Chairman – Management Resources and Compensation Committee

Mr. Bachand was President and CEO of Canadian Tire Corporation, Limited from 1993 to 2000. He has served as a Director of Fairmont and its predecessor since 1997.

CHRISTINE CROSS
Thundridge, Herts, U.K.

Ms. Cross has been President of Christine Cross Ltd. since 2003. She has served as a Director of Fairmont since July 2005.

WILLIAM R. FATT
Toronto, Ontario

Mr. Fatt has been CEO and a Director of Fairmont since 2001. From 1998 to 2001, he served as Chairman and CEO of Canadian Pacific Hotels & Resorts Inc. From 1990 to his appointment at Canadian Pacific Hotels & Resorts Inc., Mr. Fatt was CFO of Canadian Pacific Limited.

PETER C. GODSOE
Toronto, Ontario
Chairman
Chairman – Corporate Governance and Nominating Committee
Member – Management Resources and Compensation Committee

Mr. Godsoe was CEO of Scotiabank from 1993 to 2003. He has served as a Director of Fairmont since 2003.

MICHAEL J. KOWALSKI
Kinnelon, New Jersey
Member – Corporate Governance and Nominating Committee
Member – Management Resources and Compensation Committee

Mr. Kowalski has been Chairman of Tiffany & Co. since 2002 and CEO since 1999. He has served as a Director of Fairmont since 2002.

DAVID P. O'BRIEN
Calgary, Alberta
Member – Corporate Governance and Nominating Committee
Member – Management Resources and Compensation Committee

Mr. O'Brien has been Chairman of EnCana Corporation since 2002 and Chairman of Royal Bank of Canada since 2004. He has served as a Director of Fairmont and its predecessor since 1995.

KAREN M. ROSE
San Francisco, California
Member – Audit Committee

Ms. Rose was Group Vice President and Chief Financial Officer of The Clorox Company until 2003. She has served as a Director of Fairmont since 2004.

JOHN L. SHARPE
Scottsdale, Arizona
Member – Audit Committee

Mr. Sharpe was President and COO of Four Seasons Hotels Inc. from 1995 to 1999. He has served as a Director of Fairmont since 2001.

L. PETER SHARPE
Toronto, Ontario
Member – Audit Committee
Member – Corporate Governance and Nominating Committee

Mr. Sharpe has been President and CEO of The Cadillac Fairview Corporation Limited since 2000. He has served as a Director of Fairmont since 2001.

ROBERT S. SINGER
Milan, Italy
Chairman – Audit Committee

Mr. Singer has been Chief Executive Officer of Barilla Holding SpA since January 2006. He was formerly President and COO, and a Director of Abercrombie & Fitch Co. He has served as a Director of Fairmont since 2003.

CORPORATE GOVERNANCE PRACTICES

During 2005, the Directors held 36 meetings, including one special meeting devoted exclusively to Fairmont's corporate strategy and direction.

To fulfill its responsibility as steward of shareholders' interests, the Board meets regularly with management to review, discuss, approve and supervise the implementation of Fairmont's strategic plans and budgets. Essential to fulfilling this responsibility is understanding and assessing business risks. The Board helps establish limits and approves strategies for managing risk.

Fairmont is also committed to rigorous internal controls and compliance. This includes thorough supervision of management, internal and external audits and enforcement of our Code of Ethics. This Board-approved Code promotes ethical and honest behavior and establishes strict rules around conflicts of interest for all employees and Directors.

Fairmont's key governance practices include:

- All three committees of the Board are 100% independent
- Directors have access to outside advisors at the Company's expense
- The Board regularly evaluates its effectiveness
- Directors receive orientation and ongoing learning
- The CEO's performance and objectives are reviewed each year
- The Board conducts succession planning reviews
- The Board approves the Company's strategic plans
- The Board has approved a disclosure policy to keep stakeholders informed

The differences between Fairmont's corporate governance practices and the New York Stock Exchange's corporate governance listing standards are not considered significant.

Board Committees

The Board discharges its responsibilities directly and through three committees, comprised entirely of independent members.

Audit Committee

Oversees Fairmont's compliance with legal and regulatory requirements as well as the integrity of financial reporting, our external auditors, internal controls, disclosure controls and internal audit functions. The composition of this committee meets the applicable guidelines and standards of the Toronto Stock Exchange, the Canadian Securities Administrators, the New York Stock Exchange, the U.S. Securities and Exchange Commission and the U.S. Sarbanes-Oxley Act of 2002.

Corporate Governance and Nominating Committee

Establishes and monitors Fairmont's corporate governance practices and procedures; oversees the review of the Board, its committees and individual directors; and assesses and recommends prospective director candidates.

Management Resources and Compensation Committee

Reviews senior management structure, staffing, succession planning and compensation. It also recommends the corporate goals and objectives against which the performance of the Chief Executive Officer will be evaluated.

www.fairmont.com/investor

Committee terms of reference, the Board Charter, Fairmont's Code of Ethics and our most recent management information circular are available on our website.

Management's discussion and analysis

February 17, 2006

Management's discussion and analysis (the "MD&A") should be read in conjunction with the consolidated financial statements and notes. The financial statements of Fairmont Hotels & Resorts Inc. ("FHR" or the "Company") are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). A summary of the differences between Canadian GAAP and U.S. GAAP is found in note 25 of the consolidated financial statements. The financial statements and the MD&A are presented in United States dollars unless otherwise indicated. This MD&A is based on the segmented financial information of our operations presented in note 3 of the consolidated financial statements.

10 **Our business**
A description of the different segments of our business, with an explanation of the industry trends and factors that drive our performance.

13 **Corporate developments**

14 **Operating review**
For the years ended December 31, 2005 vs. 2004 and 2004 vs. 2003.

23 **Quarterly results**

23 **Liquidity and capital resources**

28 **Transactions with related parties**

28 **Critical accounting policies and estimates**

30 **Changes in accounting policies**

31 **Pending accounting policy changes**

31 **Risks and uncertainties**

36 **Non-GAAP financial measures**

37 **Forward-looking information**

Our business

FHR has owned and managed hotels and resorts for 118 years. We were originally an owner and operator of hotels in Canada. Today, we are a global luxury and first-class hotel owner and management company with 87 properties in nine countries. We operate two brands, Fairmont and Delta, with over 33,500 guestrooms under management.

HOTEL OWNERSHIP

FHR holds ownership positions ranging from approximately 15% to 100% in 21 hotels and resorts operating in seven countries. Our owned properties include well-known hotel destinations such as The Fairmont Banff Springs and The Fairmont Scottsdale Princess. Fairmont Hotels Inc. ("Fairmont") manages 19 luxury hotels and Delta Hotels Limited ("Delta") manages two first-class properties that we have ownership interests in. EBITDA[1] generated from our owned hotels through room occupancy, food and beverage sales and other amenities such as spa, golf and retail operations was approximately 2.5 times the EBITDA generated from hotel management operations in 2005 compared to 3.3 times in 2004.

We also own 23.7% of Legacy Hotels Real Estate Investment Trust ("Legacy"), a publicly traded Canadian hotel real estate investment trust. Legacy owns 24 hotels across Canada and the United States, 13 of which are managed by Fairmont and 11 that are managed by Delta. We account for our ownership interest in Legacy on an equity basis.

[1] See note on non-GAAP measures on page 36

SOURCES OF OWNED HOTEL REVENUES *(in millions)*


Other
Food & Beverage
Rooms
800
700
600
500
400
300
200
100
0
2003
2004
2005

GEOGRAPHIC COMPOSITION OF OWNED HOTEL REVENUES *(in millions)*


International
U.S.
Canada
800
700
600
500
400
300
200
100
0
2003
2004
2005

HOTEL MANAGEMENT

We manage or franchise 87 hotels and resorts, through our subsidiaries Fairmont and Delta. Under the terms of our management contracts, we are responsible for day-to-day operations on behalf of the owner. For these services, we earn a base fee, usually between 2.5% and 3.5% of the property's gross revenues. Incentive fees can be earned by achieving established operating performance targets. Our incentive fee structures vary, but generally allow us to earn up to 30% of earnings above a threshold amount.

Fairmont:

Fairmont is North America's largest manager of luxury hotels, as measured by rooms under management, with 49 hotels and approximately 22,200 rooms in major city centers and resort destinations in the United States, Canada, Mexico, Bermuda, Barbados, the United Kingdom, Monaco, Kenya and the United Arab Emirates.

Delta:

Delta is Canada's largest first-class hotel management company with 38 managed and franchised hotels and approximately 11,400 rooms across Canada.

GEOGRAPHIC COMPOSITION OF HOTEL MANAGEMENT REVENUES
(in millions)


International
U.S.
Canada
100
80
60
40
20
0
2003
2004
2005

FAIRMONT MANAGED PROPERTIES CUSTOMER SEGMENTATION


Group Meetings 37%
Business Travel 15%
Tours 16%
Leisure 30%
Other 2%

REAL ESTATE

FHR owns undeveloped land in Toronto and Vancouver. The Vancouver land is located across from the site of Vancouver's new convention center and is zoned for the development of approximately 800,000 square feet of hotel and residential space. We have sold or have under contract to sell all of the Vancouver land and we continue to sell our undeveloped property in downtown Toronto. Our land in Toronto, known as the Southtown lands, is located in the core of downtown Toronto between the financial district and Lake Ontario. These lands are zoned for the development of commercial, residential and hotel use.

Fairmont Heritage Place ("FHP") is our private residence club product offering vacation home ownership in some of the world's most sought after locations. Our first residence club, Fairmont Heritage Place Acapulco, opened in September 2004 and is currently in its third phase of development. FHP also manages the Fairmont Heritage Place Franz Klammer Lodge in Telluride, Colorado and planning is underway for Fairmont Heritage Place Barbados. Future development is being considered at select Fairmont resort locations including Mayakoba, Mexico and Bermuda. In addition, FHP has announced a number of joint ventures with third party developers in other locations.

KEY PERFORMANCE DRIVERS

We believe that the following factors are the key performance drivers for our business:

Economic trends:
Performance in the lodging industry is closely related to economic conditions. Economic growth tends to stimulate both leisure and business travel, which drives both occupancy and average room rates.

Brand strength:
Entrenching our brand in the minds of travelers expands our ability to compete for capital, development opportunities, management contracts and guests.

Operating leverage:
Incremental revenue can drive substantial improvements in margins and income due to the industry's fixed-cost operating leverage. This is particularly true in the luxury lodging segment.

Breadth of opportunity and a capacity for growth:
We have a strong balance sheet, a growing family of capital partners and an abundance of key global destinations that do not have a Fairmont property.

TRENDS IN THE LODGING INDUSTRY

We believe that the following trends have had and will continue to have an impact on the lodging industry:

1. Market trends have converged to create an environment of sustainable growth.
After several challenging years, we believe that the lodging industry is experiencing a real and sustained recovery as the result of improved economic conditions.

2. Growth in demand for lodging is outpacing supply growth, reaching a spread that has not been experienced since 1992 to 1994.
Business travel has improved significantly while leisure travel remains strong. At the same time, supply growth for both the luxury and upper-upscale markets remains below historic normal.

3. The industry is experiencing improvement in margins.
A greater portion of the increase in RevPAR[2] is being driven by increased room rates – which is highly profitable – rather than increased occupancy, which results in additional operating costs.

4. Trends in the capital markets are causing capital to flow to the real estate sector.
We expect the flow of capital to lodging real estate to increase the asset value of FHR's owned properties while, at the same time, facilitating joint venture and other opportunities to expand our portfolio.

5. There is a growing trend to develop mixed-use projects.
We see the building of hotels or resorts increasingly becoming coupled with residential and/or fractional vacation ownership properties. Through FHP, we believe that we have the expertise to competitively participate in this trend.

[2] See note on non-GAAP measures on page 36

Additional information relating to the Company, including our Annual Information Form, can be found on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com. We also file Form 40-F in the United States, which can be found on: www.sec.gov/edgar.shtml.

Corporate developments

On January 30, 2006, Fairmont announced that it had entered into an Acquisition Agreement with a Canadian company owned by Kingdom Hotels International ("Kingdom") and Colony Capital ("Colony"), which will acquire all of Fairmont's outstanding common shares at a price of $45.00 per share in cash. The total value of this transaction including assumed debt is $3.9 billion. The transaction was unanimously approved by Fairmont's Board of Directors following receipt of the recommendation of the Special Committee of the Board.

The transaction is to be carried out by way of a statutory plan of arrangement and, accordingly, will be subject to the approval of 66⅔% of the votes cast by Fairmont's shareholders at a meeting of shareholders scheduled for April 18, 2006 as well as court approval. The closing is subject to certain other customary conditions, including obtaining applicable regulatory approvals and is expected to close in the second quarter of 2006, shortly after receipt of shareholder and court approvals.

Fairmont has been advised by Kingdom and Colony of their intention to combine the Fairmont and Raffles portfolios following the completion of the transaction, transforming the companies into a global luxury hotel leader with 120 hotels in 24 countries. Fairmont will continue as a an independent hotel management and ownership company headquartered in Canada and Raffles, based in Singapore, will also retain its separate brand identity. Raffles owns and manages a portfolio of 33 properties located primarily across Asia and Europe, including its flagship property built in 1887, the Raffles Hotel, Singapore.

Background to the transaction

On December 21, 2005, the Company's Board of Directors recommended that shareholders reject a partial takeover bid by Icahn Partners LP and Icahn Partners Master Fund LP for approximately 41% of the outstanding common shares of FHR. Earlier in that month, the Board of Directors formed a Special Committee of Directors to assist the Board in its review of Icahn's proposal and any strategic alternatives. Financial and legal advisors were engaged to assist the Special Committee with its role.

Financial highlights

Year ended December 31 *(in millions, except per share data)*	2005	2004	2003
Revenues	$ 857.5	$ 768.7	$ 691.4
EBITDA	264.8	324.7	140.3
Net income	167.5	155.8	50.7
Earnings per share			
Basic	$ 2.25	$ 1.99	$ 0.64
Diluted	2.16	1.92	0.64
Dividends declared per share	$ 0.12	$ 0.10	$ 0.07
Total Assets	$ 2,523.9	$ 2,402.6	$ 2,503.0
Total Debt	391.2	402.1	657.6
Shareholders Equity	1,691.0	1,650.4	1,545.9

Operating review

Year ended December 31, 2005 compared with year ended December 31, 2004

In 2005, the operating performance of our hotel portfolio varied by region. In the U.S., the robust economic conditions have led to continuing demand growth for lodging. This factor, coupled with low supply growth in the luxury and upper-upscale hotel segments, has resulted in a very favorable pricing environment and significant RevPAR and occupancy growth at our U.S. properties. Despite solid economic growth in Canada in 2005, our Canadian hotel portfolio did not experience the same level of growth. Our hotels in Canada were affected to varying degrees by a decline in U.S. travel to Canada. However, there has been an increase in European and Asian travelers to Canada and it is expected that the robust lodging demand in the United States will eventually lead to additional growth in demand and improved pricing at our Canadian properties.

Comparable owned hotels

Year ended December 31	2005	2004	Variance
Worldwide			
RevPAR	$ 123.64	$ 116.04	6.5%
ADR	195.77	186.51	5.0%
Occupancy	63.2%	62.2%	1.0 points
Canada			
RevPAR	$ 122.67	$ 114.93	6.7%
ADR	187.40	174.01	7.7%
Occupancy	65.5%	66.0%	-0.5 points
U.S.			
RevPAR	$ 159.00	$ 146.02	8.9%
ADR	214.02	220.37	-2.9%
Occupancy	74.3%	66.3%	8.0 points
International			
RevPAR	$ 105.50	$ 101.18	4.3%
ADR	200.16	190.69	5.0%
Occupancy	52.7%	53.1%	-0.4 points

1) ADR ("average daily rate") is defined as room revenue per occupied room.

Comparable Hotels are considered to be properties that were wholly-owned by FHR for at least the entire current and prior fiscal years. Comparable Hotel statistics exclude properties where renovations have had a significant adverse effect on the property's primary operations.

Exclusions: The Fairmont Southampton (renovation); The Fairmont Kea Lani, Maui (sold July 2004); The Fairmont Glitter Bay (sold July 2004); The Fairmont Orchid, Hawaii (sold December 2005)

HOTEL OWNERSHIP OPERATIONS

Revenues from hotel ownership operations increased 2.5% to $670 million in 2005 from $654 million in 2004. The improvement in performance was driven by double-digit revenue growth at The Fairmont Chateau Lake Louise, The Fairmont Scottsdale Princess and The Fairmont Orchid, Hawaii. The Fairmont Orchid, which was sold in late December 2005, generated $64 million of revenues in 2005 and $55 million in 2004. The two hotels sold in July 2004 generated $51 million of revenues in 2004.

EBITDA from owned hotel operations was down 10.8% to $141 million from $158 million in 2004 while corresponding EBITDA margins declined to 21.0% from 24.2% in 2004. The sale of The Fairmont Kea Lani and The Fairmont Glitter Bay in July of 2004 was the primary contributing factor to this decrease. These properties contributed a total of $20 million in EBITDA in 2004. Excluding The Fairmont Kea Lani, EBITDA from the U.S. properties was up 27.7% to $38 million. Canadian owned EBITDA remained relatively unchanged at $66 million however, when adjusted for the foreign exchange impact, EBITDA was down approximately 10%. Our International owned hotels contributed $37 million in EBITDA compared to $42 million in 2004. 2004 EBITDA from our International hotels included business interruption insurance proceeds of approximately $11 million related to The Fairmont Southampton and The Fairmont Hamilton Princess properties which were both affected by a hurricane. Because these proceeds did not result in any increase in the operating expenses at these hotels, they improved 2004 EBITDA dollar for dollar.

Most of our wholly-owned properties are resorts. As a result, leisure travel is our most important source of demand generating approximately 60% of the revenues at our wholly-owned hotels. Business travel, which we estimate accounts for approximately 60% of hotel industry revenues, generates approximately 40% of the revenues at our wholly-owned hotels. Because many of our properties are located in high barrier-to-entry markets, there was little new supply in 2005 in the markets in which we operate.

Revenues from our Canadian properties increased 9.9% to $280 million. This increase was attributable primarily to the appreciation of the Canadian dollar. When adjusted for the year-over-year strengthening of the Canadian dollar, revenues from our Canadian properties were virtually unchanged. Canada's tourism industry has been adversely affected by the strong Canadian dollar, high gasoline prices and continued challenges at border crossings. U.S. travel to Canada decreased 14.2% in 2005 compared to 2004, bringing the number of Americans traveling to Canada to a 26-year low. Our Canadian hotels depend heavily on U.S. leisure travel, with approximately 25% of the overall leisure demand at these hotels coming from the United States. As a result, in 2005, our Canadian properties experienced a 0.5 percentage point decrease in occupancy compared to 2004 and their RevPAR decreased by 1% when measured in Canadian dollars.

Revenues from our U.S. hotels decreased 11.2% to $195 million. Excluding the revenues of the hotels sold in 2004 and 2005, revenues at our U.S. Comparable hotels increased 12% to $131 million in 2005 compared to $117 million in 2004. This increase was attributable mainly to robust operating performance at The Fairmont Scottsdale Princess where revenues increased 12% over the prior year as the resort benefited from increased demand from the group meetings and leisure segments. RevPAR at the Comparable U.S. hotels increased 8.9% to $159.00, while ADR decreased 2.9%. Occupancy levels for the Comparable U.S. hotels were eight percentage points higher compared to 2004, benefiting from the strong economic growth in the U.S. On December 23, 2005, we capitalized on our success at The Fairmont Orchid, Hawaii, by selling it for a pre-tax gain of approximately $106 million. We will continue to manage this property under a long-term management contract. Looking ahead, we expect our U.S. owned hotels to continue to demonstrate the positive growth trends they experienced in 2005.

Revenues from our International owned hotels, excluding The Fairmont Glitter Bay, which was sold in 2004, and The Fairmont Southampton, which was closed for renovations until April 2004, were up 5% compared to 2004. This increase was primarily driven by our resorts in Acapulco, Mexico. Despite lower leisure demand due to adverse publicity regarding the destination and hurricane activity in the area, our properties in Mexico experienced an 8.5% increase in RevPAR with higher rates from both the leisure and group meetings segments. In the third quarter of 2005, the Bermuda market experienced a decline in leisure travel largely as a result of concerns regarding hurricane activity in the area and the cost of airfare. These factors resulted in a decline in occupancy and RevPAR at this destination for the year. These results partially offset the positive performance of the Mexican hotels, resulting in a 4.3% increase in RevPAR and a 0.4 percentage point decrease in occupancy for the International Comparable hotels. We view many of the issues we faced in these markets to be one time matters, and, as a result, we expect our International owned properties to show considerable growth in 2006.

INCOME FROM EQUITY INVESTMENTS

Our hotel ownership operations also include equity income from minority investments in certain of our managed hotels as well as our investment in Legacy. Income from these investments was nil in 2005 compared to a loss of $0.2 million in 2004.

REAL ESTATE ACTIVITIES

Real estate activities generated EBITDA of $33 million compared to $6 million in 2004. In 2005, we completed the sale of three parcels of land. In the third quarter, we disposed of a parcel of land in Vancouver, British Columbia for net proceeds and after-tax gain of $18 million. In the fourth quarter, we disposed of two parcels in Toronto's Southtown lands, for proceeds of $43 million and after-tax gain of $17 million. The Company continues to pursue the sale of the remaining parcels of Southtown lands and has recently entered into separate agreements to do so. We expect these sales to close in the next several quarters. In 2004, total proceeds from sales of land were $15 million.

During the year, the Company entered into a purchase and sale agreement with Westbank, a Vancouver-based developer, related to a parcel of undeveloped land located in Coal Harbour, Vancouver. Westbank agreed to purchase the land for $58 million and plans to develop a hotel and residential condominium project on the site. We have entered into a long-term management contract to manage the hotel. The sale is expected to close during the fourth quarter of 2006 with the hotel opening scheduled for 2009.

FHP produced $16 million in revenues and a loss of $0.9 million to EBITDA in 2005. In 2004, FHP's vacation ownership activities generated $14 million in revenues and a $2.4 million loss to EBITDA. In March 2005, FHP opened the second phase (10 homes) of 50 planned residences adjacent to The Fairmont Acapulco Princess. Further construction continues on the third phase consisting of an additional 14 homes that are scheduled to open during the fourth quarter of 2006.

Comparable Fairmont managed hotels

Year ended December 31	2005	2004	Variance
Worldwide			
RevPAR	$ 128.37	$ 115.44	11.2%
ADR	194.94	180.03	8.3%
Occupancy	65.8%	64.1%	1.7 points
Canada			
RevPAR	$ 108.04	$ 100.18	7.8%
ADR	165.63	153.43	8.0%
Occupancy	65.2%	65.3%	-0.1 points
U.S.			
RevPAR	$ 159.13	$ 139.79	13.8%
ADR	230.75	220.11	4.8%
Occupancy	69.0%	63.5%	5.5 points
International			
RevPAR	$ 125.71	$ 109.52	14.8%
ADR	211.43	179.81	17.6%
Occupancy	59.5%	60.9%	-1.4 points

Comparable Hotels are those properties that were fully open under Fairmont management for at least the entire current and prior fiscal year. Comparable Hotel statistics exclude properties where renovations have had a significant adverse affect on the property's primary operations.

Exclusions: The Fairmont Southampton (renovation); Fairmont Monte Carlo (assumed management December 2004); The Savoy, A Fairmont Hotel (assumed management January 2005); The Plaza (ceased management in April 2005); The Norfolk Hotel, Mount Kenya Safari Club, the Aberdare Country Club, The Ark and the Mara Safari Club (assumed management May 2005); The Fairmont Glitter Bay (ceased management June 2005); Fairmont Newport Beach (assumed management July 2005); The Fairmont New Orleans (renovation).

MANAGEMENT OPERATIONS

During 2005, Fairmont added seven hotels to its managed portfolio. In January, we assumed management of The Savoy Hotel in London, England, one of the city's most-recognized luxury hotels. The Savoy, A Fairmont Hotel, is our second European property, and it follows on the heels of the addition of the Fairmont Monte Carlo in December of 2004.

On May 11, 2005, Fairmont entered the continent of Africa by assuming management of five renowned hotels in Kenya: Nairobi's Norfolk Hotel, the Mount Kenya Safari Club, the Aberdare Country Club, The Ark and the Mara Safari Club.

In July 2005, we assumed management of, and rebranded the Fairmont Newport Beach, California, a 444-room hotel. A comprehensive renovation of the hotel's guestrooms, public areas and facilities is underway, and is expected to be completed in mid-2006.

In February 2005, FHP assumed management of, and rebranded the Fairmont Heritage Place Franz Klammer Lodge, a 63-unit private residence club located in Telluride Colorado's exclusive Mountain Village.

During the year, Fairmont entered into letters of intent to manage seven new properties that are under construction or development. Some of these properties involve hotel management and vacation ownership and/or private residence club products. A list of these properties is found on page 5 of the annual report.

FAIRMONT

Revenues under management increased to $1.9 billion in 2005 from $1.7 billion in 2004. The addition of The Savoy, the Fairmont Monte Carlo, the Fairmont Newport Beach and the Kenyan hotels contributed about 65% of this increase. Improved occupancy and room rates, together with the appreciation of the Canadian dollar contributed to the balance of the increase.

Management fees increased by 24.9% to $68 million in 2005 from $55 million in 2004, mainly due to the improvement in revenues under management. Total fee revenues in 2005 included $20 million from our owned properties, compared to $21 million in 2004. Base fees from properties under management increased 18% to $53 million from $45 million in 2004. Incentive fees increased to $8 million from $3 million in 2004. In 2005, incentive fees represented 11.9% of our total management fees compared to 5.7% in 2004. Under most of our existing contracts, Fairmont receives up to 30% of the property's earnings above an established threshold. This threshold does not change over the life of the contract unless significant renovations are made to the property. In 2005, we earned incentive fees at 14 of our 50 properties.

EBITDA from our Fairmont management operations increased 14.8% to $46 million from $40 million in 2004. The EBITDA margin of our management operations decreased to 67.3% from 73.3% in 2004, primarily due to an increase in general and administrative expenses of our management operations.

For the Fairmont portfolio of comparable hotels, RevPAR increased 11.2% to $128.37 from $115.44 in 2004, driven by substantial improvements in room rates and occupancy at our U.S. and International properties. Adjusting for the foreign exchange impact, RevPAR increased by 7.7%.

Comparable Delta managed hotels

Year ended December 31	2005	2004	Variance
RevPAR	**$ 73.03**	$ 64.43	13.3%
ADR	**107.98**	98.53	9.6%
Occupancy	**67.6%**	65.4%	2.2 points

Comparable hotels are considered to be properties that were fully open under Delta management for at least the entire current and prior fiscal year. Comparable Hotel statistics exclude properties where renovations have had a significant adverse affect on the property's primary operations.

Exclusions: Delta Meadowvale and Delta franchised hotels.

DELTA

Revenues under management increased 12% to $425 million from $379 million. Management fee revenues increased 9.4% to $14 million from $13 million in 2004. These improvements are the result of better operating performance and the appreciation of the Canadian dollar. In 2005, incentive fees were $1.1 million and accounted for 7.9% of Delta's total management fee revenue. Consistent with 2004, in 2005, we earned incentive fees at eight Delta managed properties.

For the Delta portfolio of comparable hotels, RevPAR increased 13.3% to $73.03 from $64.43 in 2004. When measured in Canadian dollars, ADR was up 1.8% and RevPAR was up 5.3% in 2005. EBITDA from Delta's management operations increased 23.8% to $10 million from $8 million in 2004 and EBITDA margins increased to 71.2% from 62.5%. 2004 EBITDA margins were lower than usual due to a significant loan receivable write-off and higher operational costs.

OTHER ITEMS

Revenues and expenses from managed and franchised properties

Other revenues and expenses from managed and franchised properties represent the expenditure and recovery of centralized marketing, reservations and other services that we provide on a cost recovery basis under the terms of our management and franchise agreements. The net difference represents the amount spent in excess of recoveries from managed hotels that are owned by third parties. In 2005, we recovered all of our costs compared to 2004, when we had a $1 million deficiency.

General and administrative expenses

General and administrative expenses were $37 million compared to $30 million in 2004. This increase was primarily the result of higher compensation costs that resulted from the appreciation in the value of Fairmont's shares. Also contributing to this increase were higher pension expenses including a portion of the $5.6 million of benefit payments made in the fourth quarter to three members of senior management in full satisfaction of their past and future pension benefits.

The appreciation of the Canadian dollar has the effect of increasing our general and administrative expenses, the majority of which are incurred in Canadian dollars. The average exchange rate for the Canadian dollar relative to the U.S. dollar in 2005 was $1.21 compared to an average of $1.30 in 2004.

Amortization

Amortization expense decreased $3 million to $71 million in 2005. In 2004, we incurred $7 million of depreciation on the assets of hotels and other assets disposed in the year. The appreciation of the Canadian dollar and an increase in profit improving capital investments during 2005 partially offset this decrease.

Other expenses

Other expenses incurred in 2005 consisted of a number of unusual items totaling $34 million. This amount includes a provision of $11 million relating to outstanding legal obligations associated with a predecessor company of Fairmont. During the fourth quarter, FHR recognized $11 million of expenses relating to financial and legal advisory fees for services rendered to assist the Special Committee and Board of Directors and to render fairness opinion letters. We also recorded in the fourth quarter, a provision of $8 million related to impairment of long-term advances receivable. The balance of these costs consist of $3 million of transaction costs in connection with a portfolio acquisition opportunity which FHR did not complete as well as $1 million in restructuring costs.

Gain on sale of hotel asset

In December 2005, The Fairmont Orchid was sold for gross proceeds of $250 million, which resulted in a pre-tax gain of $106 million. The Company is considering a number of alternatives for the sale proceeds, including investment in other hotel assets. The proceeds of The Fairmont Orchid sale were paid to a Qualified Intermediary on closing of the sale in anticipation of FHR undertaking a like-kind exchange, as defined for U.S. tax purposes. The required Identification Statement was filed on February 6, 2006. Where identified properties are acquired on a timely basis, the full amount of the cash tax related to the sale will be deferred and will result in a reclassification from income taxes payable to future income taxes. The resort will continue to be managed by Fairmont under a long-term management contract.

Interest expense, net

Net interest expense decreased to $22 million from $33 million in 2004. This decrease was primarily due to the reduction in long-term debt resulting from the application of sale proceeds from The Fairmont Kea Lani, The Fairmont Glitter Bay and the Legacy units to repay indebtedness. These repayments were partially offset by borrowings used to fund the purchase of common shares under the Company's normal course issuer bid and investments in new properties.

Income tax expense (recovery)

We incurred a net income tax expense of $4 million compared to $62 million in 2004. Income tax expense for 2005 includes a tax recovery of $42 million as a result of favorable tax settlements and $44 million of taxes on the sale of The Fairmont Orchid. Excluding the impact of the tax recoveries, our effective tax rate was 26.8% in 2005. This compares to an effective tax rate of 28.4% in 2004.

Foreign exchange

During the year, the Canadian dollar was, on average, 7.4% higher (versus the U.S. dollar) than it was in 2004. However, at the end of 2005, the Canadian dollar was approximately 2.4% higher in value relative to the U.S. dollar than it was at the end of 2004. The appreciation of the Canadian dollar has an impact on FHR's results in several ways:

- A significant portion of our revenues and EBITDA from hotel ownership operations are generated by our Canadian operations thereby improving operating results when reported in U.S. funds;
- A significant portion of our management and general and administrative expenses are incurred in Canadian dollars and therefore the appreciation of the Canadian dollar reduces EBITDA and EBITDA margins;

The impact of these factors can be quantified in the table below:

Impact of Canadian dollar appreciation in 2005

Year ended December 31 *(in millions, except per share data)*	
Operating revenues	$ 22.9
EBITDA	7.1
Interest	(0.3)
Amortization	(2.3)
Income Taxes	2.2
Net Income Impact	6.7
EPS Impact	0.09

The appreciation in the Canadian dollar also affects our business in ways that are not as easily quantified. Historically, foreign travel to Canada has been inhibited by a strong Canadian dollar. Correspondingly, it is less expensive for Canadians to travel outside the country. Since many of our owned properties are located in Canada, these trends affect our results from hotel ownership operations.

Year ended December 31, 2004 compared with year ended December 31, 2003

In 2004, the North American lodging industry experienced a solid recovery. Improved economic conditions in Canada and the United States stimulated demand for business and leisure travel, creating a strong recovery in the lodging industry. FHR benefited from the improved industry fundamentals and rebounded from the difficult operating environment of 2003.

Coupled with low supply growth in most of our markets, many of our properties achieved significant growth in RevPAR. This improved RevPAR was driven by increases in both occupancy and average daily rate.

HOTEL OWNERSHIP OPERATIONS

Revenues from hotel ownership operations increased 11.8% to $654 million in 2004 from $585 million in 2003. The improvement in performance was driven by double-digit revenue growth at many of our large resorts, notably The Fairmont Orchid, The Fairmont Chateau Lake Louise, The Fairmont Southampton and the two resorts in Mexico. The Fairmont Southampton reopened as scheduled in April 2004, after being closed for seven months of repairs following the hurricane damage sustained in September 2003. The two hotels sold in July, generated $51 million of revenues in 2004 and $81 million in 2003.

Revenues from our U.S. and International hotels increased 9.2% to $400 million. Excluding the two resorts sold in July 2004 and The Fairmont Southampton, revenues at our U.S. and International hotels were up 21.4% or $51 million. All of our hotels in this portfolio contributed to the improvement, driven primarily by increased revenues at The Fairmont Orchid of 27.8% and the Mexican properties of 19.6%.

Revenues from our Canadian properties increased 16.2% to $254 million. This increase was attributable mainly to robust operating performance at The Fairmont Chateau Lake Louise and the stronger Canadian dollar. Revenues for The Fairmont Chateau Lake Louise increased 32.5% over the prior year as the resort benefited from the strength in Asian tour business and the opening of the resort's new meeting facility and guestrooms. When adjusted for the year over year strengthening of the Canadian dollar, revenues from our Canadian properties were up 8.2% or approximately $18 million.

EBITDA from owned hotel operations was up 34.0% to $160 million from $120 million in 2003. Owned hotel EBITDA margin improved considerably to 24.5% from 20.4% in 2003 with portfolio-wide increases in both occupancy and ADR. EBITDA from the U.S. and International properties was up 39.7% to $91 million primarily due to higher ADR and occupancy levels across the portfolio. 2003 EBITDA of $65 million includes uninsured costs of $9 million related to hurricane damage in Bermuda. The two hotels sold in 2004, contributed $20 million and $28 million to hotel ownership EBITDA in 2004 and 2003, respectively. We will continue to earn management fees from these hotels under the terms of the long-term management agreements. EBITDA for both years includes business interruption insurance related to lost revenues of The Fairmont Southampton and The Fairmont Hamilton Princess.

Canadian owned EBITDA increased by 26.3% to $69 million. Higher occupancy levels and the stronger Canadian dollar are the primary reasons for this increase. In 2003, the Canadian owned portfolio was severely affected by travel concerns regarding severe acute respiratory syndrome ("SARS"). Adjusting for the foreign exchange impact, EBITDA was up approximately 17.6%.

In 2004, our investment in Legacy generated equity losses of $2 million compared to a $9 million equity loss in 2003. This improvement is primarily attributable to Legacy's portfolio benefiting from a rebound in demand in 2004, after travel concerns relating to SARS eroded demand in 2003.

Comparable owned hotels

Year ended December 31	2004	2003	Variance
Worldwide			
RevPAR	$ 117.78	$ 99.69	18.1%
ADR	188.83	179.17	5.4%
Occupancy	62.4%	55.6%	6.8 points
Canada			
RevPAR	$ 114.93	$ 99.67	15.3%
ADR	174.01	163.44	6.5%
Occupancy	66.0%	61.0%	5.0 points
U.S.			
RevPAR	$ 151.30	$ 128.94	17.3%
ADR	227.32	224.64	1.2%
Occupancy	66.6%	57.4%	9.2 points
International			
RevPAR	$ 101.18	$ 80.77	25.3%
ADR	190.69	179.31	6.3%
Occupancy	53.1%	45.0%	8.1 points

Exclusions: The Fairmont Southampton (renovation); The Fairmont Copley Plaza, Boston (wholly-owned as of February 2003); The Fairmont Kea Lani (sold July 2004); The Fairmont Glitter Bay (sold July 2004).

REAL ESTATE ACTIVITIES

Real estate activities generated EBITDA of $6 million compared to $11 million in 2003. In 2004, we disposed of one block of land from our Coal Harbour site in Vancouver, B.C. as well as several smaller blocks of land that were not part of our principal real estate holdings in Toronto or Vancouver. Total proceeds received for these lands were $15 million. In 2003, we disposed of one block of our Southtown lands in Toronto, two parcels at our Coal Harbour site and several smaller pieces of non-core real estate located primarily next to rail lines. Total proceeds received from these sales were $32 million. Land sales and land holding activities generated EBITDA of $8 million and $14 million for 2004 and 2003, respectively.

FHP, FHR's vacation ownership business, produced $14 million in revenues and a $3 million loss to EBITDA. Vacation ownership activities for the same period in 2003 generated $2 million in revenues and a $4 million loss to EBITDA. The early phases of our vacation ownership project in Acapulco are absorbing the majority of the initial common construction costs.

MANAGEMENT OPERATIONS

Fairmont

During 2004, Fairmont assumed management of the Fairmont Monte Carlo. The hotel was acquired by FHR European Ventures LLP and Fairmont took over management late in the year. FHR invested $20 million for a 25% indirect real estate interest in the hotel and the management contract.

In addition, in 2004 Fairmont entered into the following two new management contracts on properties under development:

- the Fairmont Mayakoba, Riviera Maya, Mexico. FHR invested approximately $10 million for the management contract and an equity interest of approximately 19.9% in the resort.
- the Fairmont Cairo, Nile City, Egypt. FHR invested approximately $10 million for the management contract and an equity interest of about 14% in the property.

Revenues under management increased 19.5% to $1.7 billion in 2004 from $1.4 billion in 2003. The addition of The Fairmont Turnberry Isle Resort & Club, Miami on January 1, 2004 contributed 21.3% of this increase. Improved operating results and the appreciation of the Canadian dollar contributed to the balance of the increase. Fairmont Monte Carlo came under Fairmont's management in mid-December, consequently it did not impact 2004 results.

Comparable Fairmont managed hotels

Year ended December 31	2004	2003	Variance
Worldwide			
RevPAR	$ 119.36	$ 104.73	14.0%
ADR	184.66	172.54	7.0%
Occupancy	64.6%	60.7%	3.9 points
Canada			
RevPAR	$ 100.18	$ 86.39	16.0%
ADR	153.43	140.38	9.3%
Occupancy	65.3%	61.5%	3.8 points
U.S.			
RevPAR	$ 147.45	$ 134.69	9.5%
ADR	226.99	216.34	4.9%
Occupancy	65.0%	62.3%	2.7 points
International			
RevPAR	$ 111.36	$ 87.23	27.7%
ADR	182.96	166.42	9.9%
Occupancy	60.9%	52.4%	8.5 points

Exclusions: The Fairmont Southampton (renovations); The Fairmont Olympic Hotel, Seattle (assumed management August 2003); The Fairmont Turnberry Isle Resort & Club, Miami (assumed management January 2004)

Management fees increased by 23.5% to $55 million in 2004 from $44 million in 2003, due to the improvement in revenues under management. Total fee revenues included $21 million from our owned properties, up 15.3% from 2003. Base revenues from properties under management increased 24.0% to $45 million from $37 million in 2003, while incentive fees increased to $3 million from $2 million in 2003. Incentive fees grew to represent 5.7% of our total management fees compared to 3.4% in 2003.

For the Fairmont portfolio of comparable hotels, RevPAR increased 14.0% to $119.36 from $104.73 in 2003, driven by substantial improvements in occupancy and ADR at our Canadian portfolio and our U.S. and International properties. Adjusting for the foreign exchange impact, RevPAR increased by 10.6%.

EBITDA from our Fairmont management operations increased 27.8% to $40 million from $31 million in 2003. EBITDA margin increased to 73.3% from 70.8% in 2003, primarily due to the increase in incentive fees, which do not generate any corresponding costs.

Delta managed hotels

Year ended December 31	2004	2003	Variance
RevPAR	$ 64.43	$ 55.36	16.4%
ADR	98.53	91.78	7.4%
Occupancy	65.4%	60.3%	5.1 points

Exclusions: Delta Meadowvale and Delta franchised hotels.

DELTA

Revenues under management increased 17.9% to $380 million from $322 million. Management fee revenues increased 9.4% to $13 million from $12 million in 2003. These improvements relate primarily to better operating performance and the appreciation of the Canadian dollar. SARS had a substantial impact on Delta's results in 2003, particularly at the hotels located in Toronto and Montreal. In 2004, incentive fees were $1 million and accounted for 6.3% of Delta's total management fee revenues. In 2004, we earned incentive fees at eight properties, compared to six in 2003.

For the Delta portfolio of comparable hotels, RevPAR increased 16.4% to $64.43 from $55.36 in 2003, primarily as a result of an 8.5% increase in occupancy. When measured in Canadian dollars, ADR was flat and RevPAR was up 8.2% in 2004. EBITDA from Delta's management operations decreased 8.0% to $8 million from $9 million in 2003 and EBITDA margins decreased to 62.5% from 74.4%. The decrease is mainly attributable to a one time loan receivable write-off and increased operational costs.

OTHER ITEMS

Revenues and expenses from managed and franchised properties

In 2004, we recognized a $1 million deficit on the marketing, booking and other services we provide under the terms of our management and franchise agreements compared to a $3 million deficit in 2003.

General and administrative expenses

General and administrative expenses were $30 million compared to $17 million in 2003. In 2004, the Company experienced higher corporate overhead costs relating primarily to increases in incentive and certain other compensation costs of approximately $4 million, expenses due to stock appreciation rights issued by the predecessor company ("Canadian Pacific Limited") of $3 million, and public company regulatory requirements under the Sarbanes-Oxley Act of approximately $1 million. Furthermore, the year over year appreciation of the Canadian dollar had the impact of increasing expenses by approximately $2 million.

Amortization

Amortization expense increased 9.5% to $74 million in 2004. This increase was largely a result of the additions to property, plant and equipment and the appreciation of the Canadian dollar.

Other (income) expenses

Other expenses in 2003 consist primarily of amounts related to the repayment of debt that occurred in December following the convertible note issue.

Gain on sales of investments and hotel assets

In July 2004, we sold The Fairmont Kea Lani to Host Marriott Corporation for $355 million, earning a pre-tax gain of $109 million. We also sold The Fairmont Glitter Bay in Barbados for approximately $32 million. This sale resulted in a non-taxable gain of $8 million. In September 2004, FHR reduced its equity position in Legacy from 35% to 23.7%, by selling 12 million units at Cdn$6.75 each for total proceeds of Cdn$81 million, or approximately $63 million and recognized a gain of $28 million.

Interest expense, net

Net interest expense decreased to $33 million from $34 million in 2003. This decrease is attributable to lower average debt levels in 2004, countered by higher amortization of financing costs, due primarily to the full year inclusion of the convertible notes.

Income tax expense (recovery)

We experienced a net income tax expense of $62 million compared to a recovery of $12 million in 2003. Income tax expense for 2004 includes $41 million related to the sale of The Fairmont Kea Lani, while income tax expense for 2003, includes a recovery of $24 million as a result of a favorable tax settlement. Our 2004 effective tax rate was 28.4%. Excluding the impact of the $24 million recovery received in 2003 and $9 million of uninsured costs related to hurricane damage in Bermuda, a non-taxable jurisdiction, our effective tax rate was 26.8% in 2003.

Foreign exchange

Average Canadian dollar exchange rates appreciated approximately 7.4% over 2003. At the end of 2004, the Canadian dollar was approximately 6.9% higher in value relative to the U.S. dollar than at the end of 2003.

Quarterly results

(in millions, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter [1]	2005 Total
Total Revenues	$ 179.3	$ 205.7	$ 240.1	$ 232.4	$ 857.5
EBITDA	22.2	47.2	79.2	116.2	264.8
Net income (loss)	(4.0)	34.1	69.0	68.4	167.5
Basic earnings (loss) per share	(0.05)	0.45	0.93	0.95	2.25
Diluted earnings (loss) per share [3]	(0.05)	0.44	0.87	0.88	2.16

(in millions, except per share data)	First Quarter	Second Quarter	Third Quarter [2]	Fourth Quarter	2004 Total
Total Revenues	$ 177.1	$ 219.2	$ 207.5	$ 164.9	$ 768.7
EBITDA	34.1	62.5	207.7	20.4	324.7
Net income (loss)	(0.6)	29.0	131.8	(4.4)	155.8
Basic earnings (loss) per share	(0.01)	0.37	1.68	(0.06)	1.99
Diluted earnings (loss) per share [3]	(0.01)	0.36	1.55	(0.06)	1.92

(1) EBITDA from the fourth quarter of 2005 includes proceeds from the sale of The Fairmont Orchid, Hawaii of $105.8 million.

(2) EBITDA from the third quarter of 2004 includes EBITDA of $143.7 million from the sale of The Fairmont Kea Lani, The Fairmont Glitter Bay and from the sale of Legacy units.

(3) Diluted Earnings per share has been restated for each period to include the effect of the contingently convertible debt securities as required by EIC-155.

Demand for lodging is seasonal. As a result, revenues are typically higher in the second and third quarters while fixed costs, such as amortization and interest, are stable throughout the year. It is impossible to predict the events that could affect performance quarter-to-quarter. See the "Risks and uncertainties" on page 31.

Liquidity and capital resources

Capitalization

Year ended December 31	2005	2004
Cash	$ 279.2	$ 99.1
Current debt	$ 2.8	$ 4.1
Long-term debt	388.4	398.0
	391.2	402.1
Shareholders' equity		
convertible notes [1]	19.2	19.2
common share equity [2]	1,671.8	1,631.2
	1,691.0	1,650.4
Total capitalization	$ 2,082.2	$ 2,052.5
Net Debt to Total Capitalization ratio	5.4%	14.8%
Net Debt to Total Asset ratio	4.4%	12.6%
Interest Coverage [3]	7.5x	8.7x

(1) Amount of $270 million convertible notes related to conversion feature

(2) Includes contributed surplus, foreign currency translation adjustments and retained earnings

(3) Calculated as 12 month trailing EBITDA divided by interest on debts outstanding at December 31, 2005

CAPITALIZATION

FHR's consolidated net borrowing position decreased 63% to $112 million at December 31, 2005 from $303 million at December 31, 2004 due primarily to an increase in cash resulting from the sale of The Fairmont Orchid.

In March 2004, we entered into a $400 million unsecured credit facility due March 2007. The interest rate is floating based on benchmark interest rates plus a spread. This spread varies on the basis of our leverage. At December 31, 2005, our unused committed line of credit for short-term and long-term financing was $308 million. Approximately 78% of our total debt is at fixed rates of interest, the majority of which relates to our 3.75% convertible senior notes. The average interest rate on our borrowings for 2005 was approximately 5.20%. At a Net Debt to Asset ratio of 4.4%, we believe that FHR has a conservative capital structure relative to our industry.

CASH FLOWS

Cash provided by operating activities increased to $237 million from $70 million in 2004 as a result of several factors, including higher net income, increased cash from real estate activities, and a change in non-cash working capital of $55 million.

Real estate activities contributed $50 million in cash primarily as a result of the sale of three blocks of land in the year. In 2004, real estate activities generated cash of $7 million. We anticipate this segment to continue to generate cash flows in 2006 as a result of the land sale agreements entered into in 2005 that are expected to close in the next several quarters.

In 2005, our changes in non-cash working capital of $55 million over 2004 was primarily a result of higher accrued liabilities and taxes payable at year end. We had current income taxes payable at year-end of $58 million primarily due to the taxes payable on the gain on the sale of the Fairmont Orchid. Accrued liabilities include unpaid amounts of $10 million in connection with outstanding legal obligations of a predecessor company of Fairmont as well as $10 million in costs incurred in the fourth quarter relating to investment banking and legal advisory fees for services rendered in response to the Icahn takeover bid.

We continue to aggressively manage our accounts receivable balances and believe that our current levels of working capital are adequate. We intend to use our cash flows from operations to finance capital expenditures at our owned hotels, vacation ownership projects and in combination with available debt capacity, to obtain additional management contracts, provide equity for investments and acquisitions.

Proceeds received from the sale of investments and hotel assets totaled $249 million in 2005. Included in this amount are net proceeds of $241 million received from the sale of The Fairmont Orchid.

In 2005, FHR's expenditures on profit-enhancing and upgrade projects decreased 4% to $72 million from $74 million in 2004. These expenditures were principally directed to upgrade capital and profit-enhancing projects at our owned hotels. In 2005, FHR made investments in partnerships and corporations of $11.2 million, primarily for our interests in hotels in Mayakoba and the hotels in Kenya. We subsequently disposed of the investment in the hotels in Kenya in November 2005. There was no gain or loss on the sale. Other investments in the year included $54 million for a management contract and loan receivable in relation to the long-term management contract on The Savoy.

In 2005, under the current and previous normal course issuer bid, the Company purchased an aggregate of 4,376,000 shares for total consideration of $141.2 million.

Cash flows

Year ended December 31 *(millions of dollars)*	2005	2004
Inflows		
Funds from operations	$ 182.2	$ 88.3
Changes in non-cash working capital	54.6	(17.9)
Cash provided by operating activities	236.8	70.4
Proceeds from sale of property and equipment	8.8	—
Sales of investments and hotel assets	248.6	442.7
Other	6.6	27.1
Total inflows	$ 500.8	$ 540.2
Outflows		
Additions to property and equipment	$ (71.5)	$ (74.3)
Acquisitions and investments	(43.5)	(37.8)
Repurchase of common shares, net	(141.2)	(84.5)
Dividends paid	(9.1)	(6.4)
Issuance of loans receivable	(33.5)	(7.0)
Total outflows	$ (298.8)	$ (210.0)
Net borrowing (repayment) of debt	(21.4)	(264.7)
Effect of exchange rates on cash balances	(0.5)	1.9
Increase in cash	$ 180.1	$ 67.4

LIQUIDITY

We use cash from operations, debt facilities and equity financing to make minority equity investments, obtain or maintain long-term management contracts, make selective acquisitions of individual hotels or portfolios of hotels, repurchase shares, pay dividends, fund capital improvements and operating requirements at our owned hotels. In the event of a temporary shortfall in cash, we will draw on our credit facilities.

As part of our growth initiatives, we may acquire additional management contracts and hotel ownership interests. Depending on their size, these expenditures would be funded through cash from operations, our credit facilities or by issuing common shares.

We believe that cash on hand, available credit facilities, expected cash flow from operations and the sale of certain assets, combined with our access to the debt and equity markets, will be adequate to finance our normal operating requirements and to provide additional funds required to achieve our growth objectives.

At December 31, 2005, our primary contractual obligations consisted of $270 million of convertible senior notes and $122.5 million of mortgage indebtedness. A total of $10 million of loans and $82 million of letters of credit were advanced under our $400 million line of credit at December 31, 2005.

In 2006, we expect spending on upgrade capital and profit-enhancing projects to be $75 – $80 million. We expect to spend approximately $60 million in upgrade capital, $15 million on profit-enhancing projects and the remainder on corporate and information technology requirements. We expect to spend an additional $17 million on construction of our vacation ownership residences in Acapulco and Bermuda. Capital spending in the coming year will be funded primarily from cash generated from operating activities.

Contractual obligations

Payments due by Period *(in millions)*	Total	< 1 year	1–3 Years	4–5 Years	After 5 Years
Long-term debt	$ 391.2	$ 2.8	$ 16.5	$ 341.1	$ 30.8
Operating leases	531.5	15.4	30.2	15.4	470.5
Purchase Obligations	10.6	10.6	—	—	—
Other long-term obligations	111.4	7.6	33.5	31.5	38.8
Total	$ 1,044.7	$ 36.4	$ 80.2	$ 388.0	$ 540.1

Contractual commitments

Comittment expiration per period *(in millions)*	Total	< 1 year	1–3 Years	4–5 Years	After 5 Years
Standby letters of credit*	$ 85.5	$ 85.5	$ —	$ —	$ —
Guarantees	7.5	7.5	—	—	—
Other	8.7	8.7	—	—	—
Total	$ 101.7	$ 101.7	$ —	$ —	$ —

* FHR typically issues letters of credit under its credit facility

CAPITAL RESOURCES

Cash from operations

Our operations typically generate free cash flow exceeding cash required to fund capital expenditures. In general, these funds are used to expand our operations, for the payment of dividends to our shareholders and for the purchase of our common shares for cancellation.

Lines of credit

We have a line of credit which is available to finance temporary shortfalls in cash caused by the natural fluctuation in demand from season to season and for any large profit-enhancing projects. Our line of credit can also be used to provide short-term bridge financing for our investments.

Common shares outstanding

FHR is listed on both the Toronto Stock Exchange and the New York Stock Exchange. In October 2004, we obtained regulatory approval to purchase for cancellation up to 10% of our common shares. We purchased 5,053,900 shares for cancellation at an average price of $31.68 under this plan in 2004 and 2005. On October 26, 2005, FHR announced a new normal course issuer bid effective October 31, 2005, authorizing the Company to purchase up to 10% of its public float in the twelve-month period following the bid's effective date. As of December 31, 2005, under this plan we purchased 250,400 shares at an average price of $33.75. We have not purchased any shares under the normal course issuer bid since November 2005.

Since October 2001, we have purchased a total of 11,639,300 shares under various buyback programs at an average price of $26.68.

Issuing additional debt

We typically use new debt financing to refinance existing debt or to finance significant acquisitions. We feel that our conservative Net Debt to total Asset ratio of 4.4% gives us the ability to further leverage our assets at reasonable interest rates. This would be accomplished by mortgaging properties or issuing other types of debt instruments, such as convertible senior notes. The ability to secure debt financing at reasonable terms is ultimately dependent on market conditions and the lender's determination of our creditworthiness.

Tax assets

We retained significant tax assets as a result of the reorganization in 2001, including substantial operating and capital losses. At December 31, 2005, we had approximately $255 million in operating losses and $347 million in capital losses available to us. By using these losses, current taxes payable on income generated by our hotel and management operations and real estate activities is lowered significantly.

Off-balance sheet arrangements and contractual liabilities

We have made certain guarantees of affiliates and third parties, as well as commitments under letters of credit. The amounts of these off-balance sheet arrangements are detailed in the table below. The nature of these items is more fully discussed in note 21 to the consolidated financial statements.

FINANCIAL INSTRUMENTS

FHR uses various financial instruments to reduce or eliminate exposure to interest rate and currency risks. The Company is exposed to interest rate risk arising from fluctuations in interest rates on certain of its long-term debt. The Company has entered into an interest rate cap contract to partially manage interest rate risk on the $75 million floating-rate mortgage at The Fairmont Scottsdale Princess. The fair value of the interest rate cap is nominal.

FHR enters into forward foreign exchange contracts to partially offset the potential volatility of foreign exchange rates on certain foreign currency denominated assets and liabilities. As at December 31, 2005, the aggregate fair value of the outstanding forward contracts was an asset of $3 million.

The Company is exposed to credit risk with respect to cash, cash equivalents, accounts receivable balances, long-term advances and derivative instruments. This risk is minimized since FHR deals with banks having an appropriate credit rating, performs ongoing credit evaluations of customers and counter-parties and maintains allowances for potential credit losses. FHR periodically extends credit in certain circumstances to the owners of managed hotels when new management contracts are signed.

The carrying value of short-term financial assets and liabilities approximates their fair values due to the immediate or short-term maturity of these financial instruments. Financial instruments are more fully discussed in note 22 to the consolidated financial statements.

IMPLICATIONS OF A CHANGE IN CONTROL

The proposed acquisition of the Company by an affiliate of Kingdom Hotels International and Colony Capital, if successful, will result in certain implications for FHR. These implications are listed below:

- **Stock option plans**
  As described in note 14 of the consolidated financial statements, the Company has a Key Employee Stock Option Plan ("KESOP") whereby key officers, employees and consultants of the Company may be granted options to purchase common shares of FHR. These option grants vest over a four-year period. In the event of a change in control of the Company, all outstanding options are immediately exercisable. As at December 31, 2005, there were approximately 3.4 million options outstanding at a weighted average exercise price of Cdn $28.07, of which 2.9 million are currently exercisable.

- **Long-term incentive plans**
  The Company has established long-term incentive plans for its executive officers and senior management that provide for annual grants that vest and pay out after a three-year performance period. A change in control would cause grants made under these plans in 2003 and 2004 to accelerate and be paid within 30 days of the date of the change in control based on performance for the period from the date of the grant to the change of control and without proration for the early termination. 2005 grants will not accelerate as a result of a change in control of FHR and thus no amounts will be payable in respect of such grants solely as a result of a change in control. As at December 31, 2005, in accordance with the vesting provisions, the Company has accrued approximately half of the estimated total obligation for the 2003 and 2004 grants.

- **Change in control agreements**
  The Company has entered into change in control agreements with its executive officers and certain other senior officers. Under these agreements, each of these officers is entitled to receive severance benefits if a change in control occurs and, within the three-year period following the change in control, the individual's employment is terminated by Fairmont other than for cause, disability, retirement or death, or by the individual for certain defined reasons. Pursuant to these agreements, the Company maintains letter of credit arrangements held in trust for the benefit of the officers for the purpose of ensuring the payment of the amounts under these agreements.

- **Other implications**

a) Under the terms of the 3.75% Convertible Senior Notes ("Notes"), the acquisition, if successful, will constitute a "Reorganization" and a "Designated Event" as defined in the trust indenture for the Notes. As a result, holders of these Notes would be entitled to elect to convert from and after the 15th day prior to the occurrence of the change in control. After the change in control, the Company will be entitled to satisfy any conversion of the Notes by way of a cash payment. In addition, FHR will be required to make an offer to purchase the outstanding Notes within 30 days after the change of control at par plus accrued interest. As at December 31, 2005, an aggregate of up to 7,156,107 Fairmont Shares were issuable upon the conversion of the Notes.

b) Under the terms of FHR's revolving credit facility, the acquisition by any person or group of persons of beneficial ownership of more than 50% of the outstanding

common shares constitutes an event of default. The Company intends to arrange a new line of credit or amend the existing line of credit prior to a change in control in order to avoid such event of default.

Transactions with related parties

Transactions with Legacy

We manage all of Legacy's hotels and we provide day-to-day corporate and administrative services to Legacy. All agreements with Legacy must be approved by a majority of the independent Trustees of Legacy. A list of significant transactions with Legacy is found in note 23 of the consolidated financial statements.

Advisory agreement

Fairmont provides operating and administrative services to Legacy and provides advice to its Trustees on major decisions. In return for these services, we are entitled to an advisory fee equal to 0.4% of a defined asset base, an acquisition fee of 0.65% of the total acquisition price of any additional property acquired by Legacy and a disposition fee of 0.25% of the aggregate sale price of any property sold by Legacy. The acquisition and disposition fees are waived on any transactions between Fairmont and Legacy. Legacy may terminate the Advisory Agreement at any time after December 31, 2004, upon the approval of two-thirds of the votes cast by the independent Trustees and the approval of two-thirds of the votes cast by the unitholders, and upon twelve months notice. Fairmont may terminate the agreement at any time after December 31, 2004 upon not less than 120 days notice. The Advisory Agreement expires in February 2009.

Management agreements

We have entered into various long-term management contracts with Legacy to manage its hotels. Under these management agreements, we are entitled to a base management fee and an incentive management fee. Base management fees range from 2.0% to 3.0% of hotel revenues. The incentive fee is based on net operating income from hotel operations plus depreciation and amortization less a capital replacement reserve in excess of a threshold. We earn incentive fees on the 11 hotels transferred to Legacy in 1997, based on the profitability of each of the hotels as well as the overall profitability of this portfolio.

We also provide centralized reservations, sales and marketing, procurement, accounting, management information, employee training and other services to Legacy for which we are reimbursed on a cost recovery basis as established in the management agreements.

Strategic alliance agreement

We have entered into a strategic alliance agreement with Legacy to cooperate in certain areas related to the purchase and sale of hotels, the development of new hotels that may be considered for investment by Legacy and other areas related to the ownership and management of hotels. This agreement expires in February 2009.

Recent transactions with Legacy

In August 2003, we entered into a long-term management agreement for The Fairmont Olympic Hotel, Seattle. Under the terms of this agreement and a similar arrangement relating to The Fairmont Washington, D.C., we agreed to pay Legacy $18 million over a three-year period. These transactions were recorded at the exchange value and as at December 31, 2005, FHR has paid the full amount. In connection with these transactions, we have entered into reciprocal loan agreements with Legacy totaling $87 million. The Seattle loan matures in October 2008 and the Washington loan matures in October 2013. The loans bear interest at normal commercial rates and are payable quarterly in arrears. In the event that either Legacy or Fairmont does not make the required interest or principal payments, the other party is not required to make its payment either. The loans meet all the requirements for a right of setoff for accounting purposes and, as such are presented on a net basis in the consolidated financial statements.

Transactions with other related parties

We have entered into management agreements with other related parties, primarily managed hotels and hotels under development in which we own a minority interest. These hotels include Fairmont Le Manoir Richelieu, The Fairmont Newfoundland, The Fairmont Sonoma Mission Inn & Spa, Fairmont Tremblant, Fairmont Monte Carlo, Fairmont Cairo, Nile City, The Fairmont Dubai, Fairmont Mayakoba, Riviera Maya, Fairmont Palm Hotel and Resort and Delta Sun Peaks Resort. All of these management agreements are on normal commercial terms. Transactions with these related parties are recorded at the exchange amount, which reflects fair market value. These items are more fully discussed in note 23 of the consolidated financial statements.

Critical accounting policies and estimates

Our significant accounting policies are found in note 2 of the consolidated financial statements. The preparation of financial statements and related disclosures in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and contingencies. We base our estimates on historical experience

and on other assumptions that are believed at the time to be reasonable under the circumstances. Under different assumptions or conditions, the actual results may differ, potentially materially, from those previously estimated. Many of the conditions impacting these assumptions and estimates are outside of our control. These estimates and assumptions are evaluated on a periodic basis. We believe the following critical accounting policies involve our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Property and equipment

Due to the relatively large proportion of property and equipment relative to our total assets, the selection of the method of amortization and length of amortization period could have a material impact on the amortization expense recorded and the net book value of property and equipment. We amortize property and equipment on a straight-line basis over its estimated economic life, except for buildings on leased land, which are amortized over the lesser of the term of the lease, including options to extend the lease, and the economic life of the building. If the estimated economic lives of all property and equipment were to be decreased by one year, amortization expense recorded in 2005 would have increased by approximately $5 million. Such a change in estimate would have very little impact on FHR's financial condition since key financial stakeholders such as lenders do not typically rely on the historical cost of property and equipment. Each hotel is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. An impairment in value will be recorded if the projected undiscounted future cash flows from the hotel are less than the net book value of the property and equipment. Future cash flows are forecasted on a property specific basis based on historical results and recent trends or events that may impact a property's future performance including new hotel supply, changes in travel patterns and general economic conditions. We feel that it is unlikely that any future impairment will be necessary given the quality and carrying value of our assets.

Goodwill and intangible assets

Goodwill impairment tests are performed on an annual basis and in certain circumstances between annual tests for each reporting unit, which in our case, are equal to the operating segments as described in note 3 of the consolidated financial statements. These tests are based on a fair market value analysis of the various reporting units, which use such methods as discounted cash flow projections and peer comparisons of earnings multipliers. Based on our current operations, we feel that it is unlikely that any future goodwill impairment will be required. At the most recent testing date, no impairment would have been required based on the low end of our valuations. However, in response to unanticipated changes in industry and market conditions, we may be required to consider restructuring, disposing or otherwise exiting certain operations, which could result in an impairment of goodwill. In the event that such an impairment was required, we would record the impairment in other expenses. We also evaluate the carrying value of brand names on an annual or more frequent basis if necessary. Management contracts, which are amortized, are tested when circumstances indicate impairment may have occurred. This impairment test consists of a comparison of the fair value of the intangible asset with its carrying amount. Any impairment loss, representing the excess of the carrying amount over the fair value, would be expensed in the consolidated statement of income. Based on the terms of our management contracts, their carrying values and the quality of the underlying assets, we believe that the potential for future impairment is unlikely.

Income taxes

We account for income taxes using the liability method and calculate our income tax provision based on the expected tax treatment of transactions recorded in the consolidated financial statements. Under this method, future tax assets and liabilities are recognized based on differences between the bases of assets and liabilities used for financial statement and income tax purposes, using substantively enacted tax rates. In determining the current and future components of the tax provision, management interprets tax legislation in a variety of jurisdictions and makes assumptions about the expected timing of the reversal of future tax assets and liabilities. If our interpretations differ from those of the tax authorities, substantively enacted tax rates change or the timing of reversals is not as anticipated, the tax provision could increase or decrease in future periods. Over the past several years, there have been numerous changes to income taxation rates in jurisdictions in which we operate. These changes have reduced our effective tax rate and the resulting income tax expense and future income tax liabilities. A 1% increase in our overall effective tax rate would increase income tax expense by approximately $3 million, which relates primarily to the revaluation of future income tax assets and liabilities. FHR has approximately $255 million of non-capital tax loss carry forwards and $347 million of capital tax loss carry forwards available. We expect the Company will be able to utilize the vast majority of its non-capital loss carry forwards prior to their expiration and have recorded a future tax asset for

most of such loss carry forward balances. In the event that future earnings do not meet our projections, it may be necessary to write down the amount of non-capital losses. Currently, we expect that these losses will be used over the course of the next four to five years. A future tax asset has not been established for most of the capital loss carry forward amounts due to the significant uncertainty as to the timing of their utilization. We expect that the majority of these amounts will be used through our real estate activities or otherwise. Capital losses do not expire. Although the estimates used to derive our future tax liabilities under Canadian GAAP can have a significant impact on net income and earnings per share, they do not impact our operations, as the net income tax expense reported on the consolidated statement of income does not reflect the actual income tax amounts that we are required to pay due to the utilization of tax loss carry forward balances and timing differences in the recognition of revenues and expenses for tax purposes.

Employee future benefits

We have defined benefit pension plans for certain employees and also provide relatively insignificant other post retirement benefits. There are several assumptions required for the calculation of defined benefit pension plan liabilities or surpluses and the current year's pension expense. These include the expected return on plan assets, the discount rate on the projected benefit obligation and the expected rate of future compensation increases. An expected rate of return on plan assets of 6.5% is used based on the plans' asset allocations and historic results. We feel this long-term rate of return is reasonable based on our current investment policies and that it will be achieved over the life of the plan. The discount rate used to calculate the projected benefit obligation is based on the market interest rate at December 31, 2005 of AA corporate bonds with an effective duration equal to that of the expected payments to retirees. Over the past four years, our weighted-average discount rate has dropped from 5.7% to 5.0%. It is difficult to accurately quantify the impact of changes in the discount rate as it impacts the valuations of pension liabilities and pension plan assets. A change in our estimates of these amounts affects our hotel ownership, hotel management and general and administrative expenses as the pension liability and related expense are allocated to these segments. As of December 31, 2005, we estimate that our consolidated pension plan deficit is $51 million and that we have total pension obligations of $214 million. We do not expect to have significant future cash outflows related to mandatory funding requirements for our obligations under these plans or that this deficit will have any impact on our operations or financial condition.

Purchase price allocations

Execution of the Company's strategy to secure long-term hotel management agreements, may involve the acquisition of equity investments or the advancement of loans. The total consideration paid by the Company is allocated to each asset at inception of the transaction based on their fair values. Where the value of an asset is not determinable from a market reference transaction, estimates are required to be made to determine fair value. Similarly, acquisition of hotel properties requires allocation of the total consideration paid between land, buildings and furniture, fixtures and equipment.

Contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational related claims and environmental matters. We conduct a thorough analysis of all potential legal claims on a regular basis and provide for such potential claims when the expected loss is both probable and can be reasonably estimated. The possibility exists that additional expenditures that have not been accrued for may be required to defend against or remedy potential legal action against the Company.

Changes in accounting policies

Variable interest entities

Accounting Guideline 15 ("AcG-15") requires the consolidation of Variable Interest Entities ("VIEs") by the primary beneficiary. A VIE is an entity where:

- its equity investment at risk is insufficient to permit the entity to finance its activities without additional subordinated support from others and/or where certain essential characteristics of a controlling financial interest are not met, and,
- it does not meet specified exemption criteria.

VIEs are subject to consolidation by a company if that company is deemed to be the primary beneficiary. The primary beneficiary is the enterprise that will absorb or receive the majority of the VIE's expected losses, expected residual returns, or both. The Company implemented AcG-15 retroactively without restatement of prior periods. Adoption of this new standard did not have an impact on the Company's financial statements.

Liabilities and equity

On January 1, 2005 FHR adopted the Canadian Institute of Chartered Accountant's ("CICA") new accounting requirements on the classification of financial instruments as liabilities or equity. The CICA amended its disclosure requirements surrounding the presentation of financial instruments that may be settled in cash or by an issuer's own equity instruments, at the issuer's discretion, as liabilities. Adoption of this new standard did not have an impact on our financial statements.

Determining whether an arrangement contains a lease

In 2004, the Emerging Issues Committee issued Abstract 150, "Determining Whether an Arrangement Contains a Lease" ("EIC 150"). An entity may enter into certain arrangements comprising a transaction or a series of related transactions that does not take the legal form of a lease but conveys a right to use a tangible asset (e.g. an item of property, plant or equipment) in return for payment or a series of payments. FHR is required to adopt the recommendations of EIC 150 for affected transactions commencing or modified after December 9, 2004. Adoption of this new standard did not have an impact on our financial statements.

Diluted earnings per share

On September 8, 2005, the Emerging Issues Committee issued Abstract 155, "The Effect of Contingently Convertible Instruments on the Computation of Diluted Earnings Per Share" ("EIC-155"). This guidance requires inclusion of contingently convertible debt securities with a market price trigger to be included in the computation of diluted earnings per common share, as determined under the "if-converted" method. The guidance is effective for interim and annual periods beginning on or after October 1, 2005 with retroactive statement of previously reported earnings per share. FHR has adopted this guidance for December 31, 2005 resulting in a decrease to diluted earnings per share of $0.05 for 2004 and no effect for 2003.

Pending accounting policy changes

The following are upcoming changes to Canadian GAAP that may have an impact on our financial statement presentation. Details on these and any other recent accounting changes can be found on the website of the Accounting Standards Board of Canada at www.acsbcanada.org.

Financial instruments – recognition and measurement, hedges, comprehensive income and equity

In January 2005, the CICA released a new interrelated set of financial standards relating to recognition and measurement of financial instruments, hedging relationships and presentation of equity and comprehensive income. These standards are an attempt to harmonize Canadian and U.S. GAAP with respect to financial instruments and financial statement presentation. The Company will be required to apply these standards no later than the fiscal year ending December 31, 2007. The Company has not yet fully studied the effect that adoption of these standards will have on the consolidated financial statements. However, adoption may eliminate certain reconciling items between Canadian and U.S. GAAP described in note 25 to the consolidated financial statements.

Risks and uncertainties

FHR's operations are subject to risks that could cause future operating results to differ significantly from our performance in the past. An event arising from these risks could materially affect our business, prospects, financial condition, results of operations or cash flows.

Risks relating to the proposed transaction with an affiliate of Kingdom Hotels International and Colony Capital

The proposed acquisition by 3128012 Nova Scotia Limited (the "Purchaser"), an affiliate of Kingdom Hotels International and Colony Capital, LLC, of all of the outstanding common shares of FHR at a price of $45 per share, is to be effected by way of a statutory plan of arrangement under the Canada Business Corporations Act. In order for the arrangement to be effective, it must be approved by at least two-thirds of the votes cast at a special meeting of FHR shareholders scheduled for April 18, 2006. The arrangement is also subject to certain usual and customary conditions and the approval of the Ontario Superior Court of Justice. The failure to satisfy the conditions to complete the arrangement (including the receipt of the required shareholder, court and regulatory approvals), the occurrence of any event, change or other circumstances that could give rise to the termination of the Acquisition Agreement or the failure of the transaction to close for any other reason could have an adverse effect on the ongoing business of FHR. If the arrangement is not completed, the price of FHR common stock may decline, to the extent that the current market price of the FHR common stock reflects a market assumption that the arrangement will be completed.

FHR has incurred significant costs relating to the arrangement, such as legal, accounting, consulting and financial advisor fees, that will be required to be paid whether or not the arrangement is completed. In addition, in the event that the Purchaser terminates the acquisition agreement in certain circumstances, FHR may be required to reimburse the Purchaser for up to $10 million of expenses. The Acquisition Agreement also provides for the payment of a termination fee by FHR to the Purchaser in the amount of $115 million (less any amounts paid on account of expenses) after a termination of the acquisition agreement in certain circumstances. If the arrangement is not completed and a change of control transaction does not occur prior to June 30, 2006, fees up to a maximum of $12 million will be payable to FHR's financial advisors, depending on the value of the average closing price of FHR common stock on the New York Stock Exchange for the 30 calendar day period ending on July 31, 2006.

Our operations and asset values are subject to adverse factors generally encountered in the lodging industry.
We manage and own hotels in both the luxury and first-class segments of the lodging industry which subjects us to the operating risks inherent in the industry. Besides the specific conditions discussed in more detail below, these risk factors include:

- Cyclical downturns arising from changes in global, national and local economic conditions;
- Changes in demand for rooms and related services caused by changes in popular travel patterns;
- The cost and availability of air travel;
- Occasional oversupply of guest accommodations in our markets, which may adversely affect occupancy and room rates;
- Competition from other luxury and first-class hotels and resorts;
- Increases in local taxes;
- The recurring need for the renovation, refurbishment and improvement of hotel and resort properties;
- Increases in wages, prices, construction and maintenance costs that may result from inflation, government regulations, changes in interest rates or currency fluctuations;
- The availability of financing for operating or capital requirements;
- The relatively fixed nature of our property-level operating costs and expenses;
- Seasonal variations in cash flow; and
- Other factors including war, international conflicts, terrorism, contagious illness outbreaks, natural disasters, extreme weather conditions and labor shortages, work stoppages or disputes.
- The effect of these factors varies from hotel to hotel, depending on its location and whether we own or manage the property.

Global events have had an impact on our industry.
Our business is highly dependent on global travel and anything that affects travel generally or travel to a specific region or location that we operate in (or derive business from) will affect our business. Various global events including war, international conflicts, terrorism and contagious illness outbreaks, or the perceived threat of these events, may cause disruption in domestic and international travel. Recent global events have affected the lodging industry and FHR's results of operations and financial condition. Any recurrence of these events would be damaging to our performance.

Real estate investments are subject to numerous risks.
We own and lease hotels and are subject to the risks that generally relate to investments in real property. The investment returns available from equity investments in real estate depend on the income earned and capital appreciation. We also have advanced loans or guaranteed the obligations of third parties, in connection with entering into management contracts for certain hotels. Weak operating income performance at these hotels could give rise to losses under these loans and guarantees.

There are a variety of factors that affect income from properties and real estate values, including government regulations, zoning, tax and eminent domain laws, interest rates and the availability of financing. For example, new or existing zoning or tax laws can make it more expensive and time-consuming to develop real property or expand, modify or renovate properties. When interest rates increase, the cost of acquiring, developing, expanding or renovating real property increases and real property values may decrease as the number of potential buyers decreases. Similarly, as financing becomes less available, it becomes more difficult both to acquire and to sell real property. Under eminent domain laws, governments can expropriate or take real property for less than an owner believes the property is worth. Any of these factors could have a material adverse impact on the results of operations or financial condition, as well as on our ability to make distributions to shareholders. In addition, as our hotel real estate investments are in the luxury and first-class segments and include some properties located outside of North America, they may be relatively difficult to sell in a timely manner.

Our income would also be adversely affected if our properties do not generate revenue sufficient to meet operating expenses, including debt service and capital expenditures.

Failure to obtain new or maintain existing management contracts could adversely affect our results of operations.
Management contracts expire or are acquired, terminated or renegotiated in the normal course of business. We manage hotels for various third party hotel owners under the terms of each property's management contract. These contracts can generally be terminated by the non-defaulting party upon default in payment or failure to comply with the terms of the contract. Typically, our management contracts are subject to economic performance tests. Failure to meet these tests, maintain standards established in the contract or to meet other terms and conditions of a contract could result in the loss or cancellation of a management contract prior to the expiration of the term. Some management contracts can also be terminated if the owner sells the property to a new owner that does not want to retain the existing contract. In some cases we have made a financial investment in connection with securing a management contract and that investment could be impaired if the contract were to be cancelled or terminated.

In many jurisdictions, in the event of bankruptcy or insolvency proceedings, a hotel management contract may be subject to termination or may not be enforceable against a trustee in bankruptcy or other representative of the owner. In such circumstances, the management company would generally have an unsecured claim for breach of contract against the owner of the property or the estate. Further, in the event of enforcement proceedings by a secured lender to a hotel, a management contract may not be enforceable by us against the lender unless, to the extent permitted by applicable bankruptcy or insolvency laws, the lender has executed a non-disturbance agreement.

Our acquisition, expansion and development strategy may be unsuccessful.
We intend to increase revenues and net income by securing new management contracts, establishing strategic partnerships for new hotel development, acquiring more properties and expanding existing properties. It is not possible to ensure that future management or acquisition opportunities will exist on acceptable terms, that any newly managed or acquired properties will be successfully integrated into our operations or that we will fully realize the intended results of our strategy. We cannot give assurance that we will be able to secure the necessary financing with acceptable terms.

There can be no assurance that we will be able to obtain the necessary additional capital to finance the growth of our business.
The acquisition and expansion of hotels, as well as the ongoing renovations, refurbishment and improvements required to maintain or upgrade existing properties, are capital intensive. Such costs are funded from operating cash flow and financings. The availability of future borrowings and access to the capital markets for financing depends on prevailing market conditions and the acceptability of financing terms offered. There can be no assurance that future debt or equity financings will be available, or available on acceptable terms, in an amount sufficient to fund our needs. In addition, an inability to obtain financing for a project could cause cancellation or short-term interruption of construction or development of projects.

We are subject to a number of risks associated with debt financing.
We are subject to a number of risks associated with debt financing, including the risk that cash flow from operations will be insufficient to meet required payments of principal and interest or to support repayment at maturity. To the extent that we maintain floating rate indebtedness, we are exposed to the risk that interest rates will increase. In addition, the covenants contained in our loan and credit facilities impose limitations on our ability to acquire and dispose of assets among other things.

Moreover, there can be no assurance that we will be able to repay or refinance existing indebtedness when it matures or that the terms of refinancing will be favorable. Our leverage may have important consequences. For example, our ability to obtain additional financing for acquisitions, working capital, capital expenditures or other purposes may be impaired or financing may not be available on favorable terms. A substantial decrease in operating cash flow or an increase in expenses could make it difficult for us to meet our debt service requirements and force us to modify our operations. If we incur higher levels of debt than some of our competitors, we will be placed at a competitive disadvantage.

Covenants in our financing agreements could limit our discretion in operating our businesses and could limit our ability to pay dividends.
Our financing agreements contain covenants that include limits on the occurrence of additional secured debt, limits on liens on property, minimum EBITDA to interest coverage ratios, maximum debt to EBITDA ratios and limits on mergers, asset sales and capital expenditures. Future financing agreements may contain similar or more restrictive provisions and covenants. A default may occur if we fail to comply with the restrictions in

our financing agreements. A default could allow creditors to accelerate the related debt as well as any other debt to which a cross-acceleration or cross-default provision applies. A default could also allow creditors to foreclose on the properties securing such debt or restrict the payment of dividends. Credit facilities typically require the provision of cash deposits, repayment of funds or cash flow sweeps when financial covenants are not met.

We are subject to potential liabilities arising from future claims against Canadian Pacific Limited.
Our predecessor corporation was Canadian Pacific Limited ("CPL"). When CPL reorganized in 2001, each of the entities which resulted from that reorganization indemnified us against any claims which arose prior to the reorganization in their respective businesses. As the successor to CPL we may become subject to potential liabilities arising from future claims against our predecessor corporation, some of which may be subject to these indemnities and others of which may arise out of our business. To the extent that material liabilities in respect of these obligations arise and the scope of existing indemnities in favor of CPL is insufficient, these liabilities could have an adverse effect on our business.

We are subject to certain potential liquidity limitations as a result of our unfunded pension liabilities being backed by letters of credit.
We are subject to certain potential liquidity limitations as a result of our unfunded pension liabilities being backed by letters of credit. We have issued letters of credit in respect of our unfunded pension liabilities. These letters of credit have been issued pursuant to the terms of our revolving credit facilities, with the result that our available liquidity under such facilities has been reduced by the amount of these letters of credit. As a result of this reduced liquidity, there is a risk that should we need more liquidity than the amount available under these facilities, we may not be able to access that liquidity quickly or on favorable terms or at all. If this resulted in our being unable to fund our ongoing obligations as they become due, this could have an adverse effect on our business. In addition, the terms of our revolving credit facilities contain financial covenants and other covenants that, if violated, could require immediate repayment of amounts outstanding under the letters of credit in respect of our unfunded pension liabilities.

Currency fluctuations may have a material adverse effect on our financial statements.
We currently have hotel management and ownership operations in nine countries: Canada, the United States, Mexico, Bermuda, Barbados, the United Arab Emirates, the United Kingdom, Monaco and Kenya. We record financial results for the operations in each country in the local currencies while reporting consolidated financial results in U.S. dollars. As a result, our earnings and financial position are affected by foreign exchange rate fluctuations, specifically changes in the value of the U.S. dollar, through translation risk and transaction risk. Translation risk is the risk that financial statements for a particular period, or at a certain date, depend on the prevailing exchange rate of the local currencies against the U.S. dollar. Transaction risk is the risk that the exchange rate at which a transaction is initially recorded will be different from the rate at which it is settled. We endeavor to match foreign currency revenues, costs, assets and liabilities to provide a natural hedge against translation and transaction risks. However, there can be no assurance that these measures will be effective in the management of these risks.

Currency fluctuations may have a material adverse effect on our operations.
A significant increase in the value of a currency in the countries where we operate can have an adverse effect on demand for lodging at our hotels in those countries. For example, the increase in the Canadian dollar compared to the U.S. dollar in 2005 had a significant effect on U.S. travel to Canada while encouraging Canadians to travel abroad.

The lodging industry is subject to significant regulation.
We are subject to numerous laws and regulations in every jurisdiction in which we operate, including those related to the preparation and sale of food and beverages, such as health and liquor licensing laws. Our properties are also subject to laws and regulations governing relationships with employees such as those covering minimum wages, maximum working hours, overtime, working conditions, hiring and terminating employees and work permits. Furthermore, the success of our strategies to expand existing properties, acquire new properties or to open newly-constructed properties is contingent upon, among other things, receipt of the required licenses, permits and authorizations, including local land use permits, building and zoning permits, health and safety permits and liquor licenses.

Changes or concessions required by regulatory authorities could involve significant additional costs and delay or prevent completion of the construction or opening of a project or could result in the loss of an existing license. As a result of the geographic diversity of our businesses, these regulatory matters arise in a number of jurisdictions, many of which have distinctive regulatory regimes.

Under the United States' Americans with Disabilities Act, or ADA, and similar state legislation, all public accommodations in the U.S. are required to meet various requirements related to access and use by disabled persons. If a U.S. court or administrative agency determines that any of our U.S. hotels are not in compliance with the ADA, the result could be a judicial or administrative order requiring compliance, imposition of a fine or an award of damages to private litigants, including possible class damages. We have responsibilities under the ADA for both our owned and managed hotels in the United States. Under the management agreements for our managed hotels in the U.S., costs associated with the ADA are generally borne by the owner. However, any adverse rulings could have an adverse effect on the fees we earn on such management contracts.

Operations are subject to laws and regulations relating to environmental matters.
As the current or previous owner or manager of a hotel, we could be liable for the clean up of contamination and other remedial actions under various laws, ordinances and regulations relating to environmental matters. These laws, ordinances and regulations often impose liability without regard to whether the owner or operator knew of, or was responsible for, the condition requiring the environmental response.

The presence of contamination from hazardous or toxic substances, or the failure to remedy a contaminated property properly, may affect an owner's ability to sell or rent the property, to use the property for its intended purpose, or to use the property as collateral when borrowing. In addition, as we arrange for the disposal or treatment of hazardous or toxic substances, we may be liable for the cost of removal or remediation of substances at the disposal or treatment facility, regardless of whether the facility is or was owned or operated by us. Environmental laws require abatement or removal of certain asbestos-containing material in the event of damage, demolition or renovation. We have an asbestos abatement program and continue to manage these materials in many of our hotels.

Laws and regulations change over time and we may become subject to more stringent environmental laws and regulations and face broader environmental liability under common law. We are not aware of any potential material environmental liabilities for which we will be responsible with respect to any of the properties which we currently or previously managed or owned, but such liabilities may exist and may be material.

Operations may be adversely affected by extreme weather conditions and the impact of natural or other disasters.
We operate properties in a variety of locations. Some of these properties experience extreme weather conditions that can affect the hotels as well as customer travel. From time to time, this can have a significant adverse financial impact on our properties or the regions in which they are located. Properties are also vulnerable to the effects of destructive forces, such as earthquakes, hurricanes, fire, storms and flooding. Although our properties are insured against property damage, damages resulting from acts of God or terrorism may exceed the limits of the insurance coverage or be outside the scope of the coverage.

There is a great deal of competition in the lodging industry.
There is intense competition between the operators of luxury and first-class hotels to attract guests. Competition for guests is based primarily on brand name recognition, convenience of location, quality of the property, room rates and the diversity and quality of food, services and amenities offered. Demographic, political or other changes in one or more of our markets could adversely affect the convenience or desirability of our properties. We also compete for employees. We also compete for management contracts and acquisition opportunities with other luxury and first-class hotel managers and owners who may have substantially greater financial resources. This competition may have the effect of reducing the number of investment opportunities available to us and increasing our cost to acquire management contracts or properties.

Our ability to operate our properties may be adversely affected if our relationship with employees were to deteriorate.
Relations with employees in various countries, including approximately 13,000 employees represented by 18 labor unions, could deteriorate due to disputes related to such issues as wage or benefit levels or our response to changes in government regulation of workers and the workplace. Our operations rely heavily on employees, whether they are employed directly or supervised by Fairmont or Delta, and the employees' ability to provide high-quality personal service to guests. Any labor shortage due to competitive pressures or stoppage caused by disagreements with employees, including those represented by labor unions, could adversely affect our ability to provide these services and could result in the temporary closure of a particular hotel, reduce occupancy and room revenue or potentially damage our reputation.

Our internal control over financial reporting may not be considered effective, which could result in possible regulatory sanctions and a decline in our share price.
We will be required to furnish a report on our internal control over financial reporting with our Annual Report on Form 40-F for the fiscal year ending December 31, 2006. This internal control report will contain an assessment by our management of the effectiveness of our internal control over financial reporting (including the disclosure of any material weakness) and a statement that our independent auditors have attested to and reported on management's evaluation of such internal controls. We are required to, among other things, maintain effective disclosure controls and procedures and internal control over financial reporting.

Ultimately, our internal control over financial reporting may not be considered effective if, among others things:

- any material weakness in our internal controls over financial reporting exists; or
- we fail to remediate assessed deficiencies.

Due to the number of controls to be examined, the complexity of the project, and the subjectivity involved in determining the effectiveness of controls, we cannot be certain that all of our controls will be considered effective by management or, if considered effective by our management, that our auditors will agree with such assessment.

In addition, we are required by law to certify each quarter as to the absence of any material deficiency in our internal controls. If we are unable to assert that our internal control over financial reporting is effective, or if our auditors are unable to attest that our management's report is fairly stated or they are unable to express an opinion on our management's evaluation, we could be subject to regulatory sanctions and investors could lose confidence in the accuracy and completeness of our financial reports, either of which could have an adverse effect on the market price for our securities.

Vacation ownership is subject to extensive regulation.
We currently operate two vacation ownership resorts and are developing other vacation ownership resorts. We are typically subject to extensive government regulation in the jurisdictions where they are located. In addition, the laws of many jurisdictions in which we may sell vacation property grant the purchaser the right to rescind the purchase contract at any time within a statutory period. Although we believe that we are in compliance with all the relevant laws and regulations related to vacation ownership marketing, sales and operations, changes in those laws and regulations or the determination by a regulatory authority that we are not in compliance could adversely affect our results. If the purchaser of a property defaults, we may not be able to recover all of the marketing, selling and general and administrative costs related to the sale.

We cannot assure investors that a judgment of a United States court for liabilities under U.S. securities laws would be enforceable in Canada, or that an original action can be brought in Canada by investors for liabilities under U.S. securities laws.
We are a Canadian corporation. A majority of our Directors and Officers are residents of Canada and most of our assets and the assets of our Directors and Officers are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States on us or our Directors and Officers or enforce judgments obtained in U.S. courts against FHR or our Directors and Officers based upon the civil liability provision of U.S. federal or state securities laws. We have been advised by counsel that there is doubt as to whether a judgment of a U.S. court based solely upon the civil liability provision of U.S. federal or state securities laws would be enforceable in Canada against FHR or our Directors and Officers. There is also doubt as to whether an original action could be brought in Canada against FHR or our Directors and Officers to enforce liabilities based solely upon U.S. federal or state securities laws.

Non-GAAP financial measures

We use non-GAAP measures to assess our operating performance. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies.

Revenue per available room ("RevPAR")
RevPAR is calculated as rooms revenue divided by the number of rooms available in the period. Management considers RevPAR to be a meaningful indicator of hotel operations because it measures the period-over-period change in room revenues. It is also used by investors and analysts as a measure of the Company's financial performance. However, it is not a defined measure of operating performance under Canadian GAAP. It is likely that FHR's calculation of RevPAR is different than the calculations used by other entities.

EBITDA

EBITDA is defined as earnings before interest, taxes and amortization. Management considers EBITDA to be a meaningful indicator of operations and uses it as the primary measure to assess the operating performance of the Company's business segments. EBITDA provides us with an understanding of the Company's operating results before the impact of investing and financing transactions and income taxes. It also facilitates comparisons between the Company and its competitors. Investors, analysts and our lenders also use it as a measure of the Company's financial performance. However it is not a defined measure of operating performance under Canadian GAAP. It is likely that FHR's calculations of EBITDA vary from those used by others. In 2004, EBITDA was defined as income before interest, taxes, amortization, gain on sales of investments and hotel assets and other (income) expenses. In the third quarter of 2005, FHR adopted the current definition of EBITDA. The table below provides a reconciliation of EBITDA to net income with years 2003 and 2004 restated to reflect the change in the definition of EBITDA:

Reconciliation of EBITDA to net income

Year ended December 31 *(millions of dollars)*	2005	2004	2003
EBITDA	$ 264.8	$ 324.7	$ 140.3
Deduct:			
Amortization	70.5	73.9	67.5
Income tax expense (recovery)	4.4	61.9	(11.5)
Interest expense, net	22.4	33.1	33.6
Net Income	$ 167.5	$ 155.8	$ 50.7

Forward-looking information

This document contains forward-looking information based on our best estimates of the current operating environment. These forward-looking statements are related to, but not limited to, our operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate," "believe," "expect," "plan," "guidance" or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to, economic, competitive and lodging industry conditions. A detailed description of these factors can be found in the section contained herein entitled "Risks and Uncertainties." There is significant risk that our predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results to differ materially from our expectations. We disclaim any intention or obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

Management's responsibility

The management of Fairmont Hotels & Resorts Inc. ("FHR") is responsible for the preparation, presentation, integrity and fairness of the consolidated financial statements, Management's Discussion and Analysis ("MD&A") and all other information in the Annual Report.

The consolidated financial statements of FHR have been prepared in accordance with Canadian generally accepted accounting principles and the MD&A has been prepared in accordance with the requirements of securities regulators. A detailed reconciliation to U.S. GAAP has been included in note 25 to the consolidated financial statements. The financial information presented elsewhere in the Annual Report is consistent with that in the consolidated financial statements.

The consolidated financial statements and information in the MD&A necessarily include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. In addition, in preparing the financial information management must interpret regulatory requirements and make determinations as to the relevancy of information to be included. The MD&A also includes information regarding the estimated impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information since future events and circumstances may not occur as expected.

In meeting our responsibility for the reliability of financial information, management maintains and relies on a comprehensive system of internal controls including organizational, procedural and internal accounting controls. To augment this internal control system, FHR maintains a program of internal audits covering significant aspects of the operations. These controls and audits are designed to provide reasonable assurance that assets are safeguarded, transactions are executed and recorded in accordance with management's authorization and relevant and reliable financial information is produced.

We, as FHR's Chief Executive Officer and Chief Financial Officer, will be certifying FHR's annual disclosure document filed with the United States Securities Exchange Commission as required under the Sarbanes-Oxley Act. The auditors' opinion is based upon an independent and objective examination of FHR's financial results for the year, conducted in accordance with Canadian generally accepted auditing standards. This examination includes obtaining an understanding of FHR's accounting and internal control systems as well as obtaining a sound understanding of its business. The auditors have full and free access to the Board of Directors and its committees to discuss audit, financial reporting and related matters.

The Board of Directors is responsible for reviewing and approving the financial information contained in the Annual Report, including the MD&A and overseeing management's responsibilities for the presentation and preparation of financial information, maintenance of appropriate internal controls, management and control of major risk areas and assessment of significant and related party transactions. The Board carries out this responsibility principally through the Audit Committee, which consists exclusively of non-management directors.

WILLIAM R. FATT
Chief Executive Officer

JOHN A. CARNELLA
Executive Vice President and Chief Financial Officer

Toronto, Canada
February 17, 2006

Auditors' Report

To the Shareholders of Fairmont Hotels & Resorts Inc.

We have audited the consolidated balance sheets of Fairmont Hotels & Resorts Inc. as at December 31, 2005 and 2004 and the consolidated statements of income, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Fairmont Hotels & Resorts Inc. as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

CHARTERED ACCOUNTANTS

Toronto, Canada
February 17, 2006

Comments by Auditors on Canada–United States Reporting Differences

To the Shareholders of Fairmont Hotels & Resorts Inc.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company's financial statements, such as the change described in note 2 to the consolidated financial statements. Our report to the shareholders dated February 17, 2006 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors' report when the changes are properly accounted for and adequately disclosed in the financial statements.

PricewaterhouseCoopers LLP

CHARTERED ACCOUNTANTS

Toronto, Canada
February 17, 2006

CONSOLIDATED BALANCE SHEETS

As at December 31 *(in millions of U.S. dollars)*	2005	2004
ASSETS		
Current assets		
Cash and cash equivalents	$ 279.2	$ 99.1
Accounts receivable (net of allowance for doubtful accounts of $1.8; 2004–$1.0)	91.7	90.2
Inventory	13.7	15.5
Prepaid expenses and other	14.6	11.2
	399.2	216.0
Investments in partnerships and corporations *(note 5)*	155.1	160.7
Non-hotel real estate *(note 7)*	100.2	100.3
Property and equipment *(note 8)*	1,308.8	1,435.5
Goodwill *(notes 4 and 9)*	164.8	162.8
Intangible assets *(notes 5 and 9)*	284.8	245.0
Other assets and deferred charges *(note 10)*	111.0	82.3
	$ 2,523.9	$ 2,402.6
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 156.6	$ 127.9
Income taxes payable	57.8	31.3
Dividends payable	4.3	4.6
Current portion of long-term debt *(note 11)*	2.8	4.1
	221.5	167.9
Long-term debt *(note 11)*	388.4	398.0
Other liabilities *(notes 7 and 20)*	123.5	95.7
Future income taxes *(note 12)*	99.5	90.6
	832.9	752.2
SHAREHOLDERS' EQUITY *(note 13)*		
Common shares	1,101.3	1,163.1
Other equity	19.2	19.2
Treasury stock	—	(5.6)
Contributed surplus *(note 14)*	144.1	142.4
Foreign currency translation adjustments	156.9	142.1
Retained earnings	269.5	189.2
	1,691.0	1,650.4
	$ 2,523.9	$ 2,402.6

Commitments, contingencies and guarantees *(note 21)*

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

WILLIAM R. FATT
Director

ROBERT S. SINGER
Director

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

For the years ended December 31 *(in millions of U.S. dollars)*	2005	2004	2003
Balance–Beginning of year	$ 189.2	$ 78.1	$ 38.5
Net income	167.5	155.8	50.7
	356.7	233.9	89.2
Repurchase of common shares *(note 13)*	(78.4)	(36.9)	(5.5)
Dividends	(8.8)	(7.8)	(5.6)
Balance–End of year	$ 269.5	$ 189.2	$ 78.1

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31 *(in millions of U.S. dollars, except per share amounts)*	2005	2004	2003
Revenues			
Hotel ownership operations *(note 3(d))*	$ 670.2	$ 654.1	$ 584.9
Management operations	62.0	46.3	37.6
Real estate activities *(note 7)*	78.2	31.0	36.3
	810.4	731.4	658.8
Other revenues from managed and franchised properties	47.1	37.3	32.6
	857.5	768.7	691.4
Expenses			
Hotel ownership operations *(note 3(f))*	509.3	474.8	448.8
Management operations	26.3	19.4	15.9
Real estate activities	44.9	25.2	25.8
General and administrative	36.8	29.6	16.5
Other *(note 16)*	34.1	—	2.1
Amortization	70.5	73.9	67.5
	721.9	622.9	576.6
Other expenses from managed and franchised properties	47.1	38.5	35.1
	769.0	661.4	611.7
Loss from equity investments and other *(note 15)*	—	(0.2)	(6.9)
Operating income	88.5	107.1	72.8
Interest expense, net *(note 17)*	22.4	33.1	33.6
Gain on sales of investments and hotel assets *(note 6)*	(105.8)	(143.7)	—
Income before income tax expense (recovery)	171.9	217.7	39.2
Income tax expense (recovery) *(note 12)*			
Current	(4.2)	54.4	12.8
Future	8.6	7.5	(24.3)
	4.4	61.9	(11.5)
Net income	$ 167.5	$ 155.8	$ 50.7
Weighted average number of common shares outstanding *(in millions) (note 18)*			
Basic	74.3	78.4	79.2
Diluted	82.5	86.4	80.6
Basic earnings per common share	$ 2.25	$ 1.99	$ 0.64
Diluted earnings per common share	$ 2.16	$ 1.92	$ 0.64
Dividends declared per common share	$ 0.12	$ 0.10	$ 0.07

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31 *(in millions of U.S. dollars)*	2005	2004	2003
CASH PROVIDED BY (USED IN)			
Operating activities			
Net income	$ 167.5	$ 155.8	$ 50.7
Items not affecting cash			
Amortization of property and equipment	68.0	70.8	64.8
Amortization of intangible assets	2.5	3.1	2.7
Loss from equity investments	—	0.2	6.9
Future income taxes	8.6	7.5	(24.3)
Unrealized foreign exchange gain	(6.8)	(20.0)	—
Gain on sales of investments and hotel assets	(105.8)	(143.7)	—
Other	23.4	5.9	(11.6)
Distributions from investments	8.1	7.1	6.7
Changes in non-hotel real estate	16.7	1.6	13.3
Changes in non-cash working capital items *(note 19)*	54.6	(17.9)	(0.3)
	236.8	70.4	108.9
Investing activities			
Additions to property and equipment	(71.5)	(74.3)	(87.2)
Proceeds from sale of property and equipment	8.8	—	—
Acquisitions, net of cash acquired *(note 4)*	—	—	6.0
Investments in partnerships and corporations *(note 5)*	(11.2)	(34.6)	(1.6)
Sales of investments and hotel assets *(note 6)*	248.6	442.7	—
Issuance of loans receivable	(33.5)	(7.0)	(31.3)
Collection of loans receivable	—	24.2	7.2
Acquisitions of intangible assets	(32.3)	(3.2)	—
	108.9	347.8	(106.9)
Financing activities			
Issuance of long-term debt	179.5	115.9	162.7
Repayment of long-term debt	(200.9)	(380.6)	(423.9)
Net proceeds from issuance of convertible notes	—	—	262.5
Proceeds from exercised stock options	6.6	2.9	1.0
Repurchase of common shares	(141.2)	(84.5)	(16.8)
Dividends	(9.1)	(6.4)	(4.8)
	(165.1)	(352.7)	(19.3)
Effect of foreign exchange rate changes on cash and cash equivalents	(0.5)	1.9	—
Increase (decrease) in cash and cash equivalents	180.1	67.4	(17.3)
Cash and cash equivalents–Beginning of year	99.1	31.7	49.0
Cash and cash equivalents–End of year	$ 279.2	$ 99.1	$ 31.7

The accompanying notes are an integral part of these consolidated financial statements.

Notes to consolidated financial statements

(in millions of U.S. dollars, except per share amounts)

1. BASIS OF PRESENTATION

Fairmont Hotels & Resorts Inc. ("FHR" or the "Company") has operated and owned hotels and resorts for 118 years and currently manages properties, principally under the Fairmont and Delta brands. As at December 31, 2005, FHR managed or franchised 88 luxury and first-class hotels and resorts. FHR owns Fairmont Hotels Inc. ("Fairmont"), which as at December 31, 2005, managed 50 luxury properties in major city centers and key resort destinations throughout Canada, the United States, Mexico, Bermuda, Barbados, the United Kingdom, Monaco, Kenya and the United Arab Emirates. Delta Hotels Limited ("Delta"), a wholly-owned subsidiary of FHR, managed or franchised 38 Canadian hotels and resorts as at December 31, 2005. In addition to hotel and resort management, as at December 31, 2005, FHR had hotel ownership interests ranging from approximately 15% to 100% in 21 properties, operating in Canada, the United States, Mexico, Bermuda, Barbados, Monaco and the United Arab Emirates. FHR also has an approximate 24% equity interest in Legacy Hotels Real Estate Investment Trust ("Legacy") as at December 31, 2005, which owns 24 hotels and resorts across Canada and the United States. FHR also owns real estate properties that are suitable for either commercial or residential development, and has a vacation ownership product.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The significant differences between Canadian and U.S. GAAP, insofar as they apply to FHR, are described in note 25.

Principles of consolidation

The Company's consolidated financial statements include the consolidated accounts of FHR and its wholly-owned subsidiaries: FHR Holdings Inc. ("FHRHI"), FHR Real Estate Corporation ("FHRREC"), Fairmont, Delta, FHR Properties Inc. and their respective subsidiaries.

Foreign currency translation

Foreign currency assets and liabilities of FHR's operations are translated at the rate of exchange in effect at the balance sheet dates for monetary items and at the historical exchange rates for non-monetary items. Foreign currency denominated revenues and expenses are translated at the exchange rate in effect on the dates of the related transactions. Gains and losses resulting from the translation of assets and liabilities denominated in foreign currencies are included in income.

The accounts of FHR and its self-sustaining subsidiaries, where the functional currency is other than the U.S. dollar, are translated into U.S. dollars using the year-end exchange rate for assets and liabilities and the average exchange rates in effect for the year for revenues and expenses. Exchange gains or losses arising from translation of such accounts are deferred and included in shareholders' equity as foreign currency translation adjustments.

Cash and cash equivalents

Cash equivalents consist of short-term investments that are highly liquid and have initial terms to maturity of three months or less.

Inventory

Inventory is comprised of operating supplies including food and beverage, and is valued at the lower of cost and replacement cost.

Long-term investments

FHR accounts for its investments in partnerships and corporations, over which the Company has significant influence by using the equity method. Investments in partnerships or corporations over which the Company does not have significant influence are accounted for using the cost method.

Non-hotel real estate

Non-hotel real estate consists of land held for sale and inventory costs for Fairmont Heritage Place ("FHP"), the Company's vacation ownership product.

Investments in land held for sale are valued at the lower of cost and net realizable value. Expenditures directly related to non-hotel real estate, such as real estate taxes and capital improvements, are capitalized.

Inventory costs for FHP include construction costs and ancillary costs related thereto. The Company also capitalizes direct costs attributable to the sale of vacation ownership interests ("VOIs") until revenue recognition commences. If a sales contract is cancelled, unrecoverable direct selling costs are expensed upon cancellation.

Property and equipment

Property and equipment are recorded at cost. The Company's policy is to capitalize betterments and replacements and interest incurred during the construction period on new facilities and during the period of major renovations to existing facilities. Interest is capitalized, based on the borrowing rate of debt related to the project, or if no specific financing is obtained, the Company's average cost of borrowing. Maintenance, repairs and minor renewals and replacements are charged against income when incurred.

Amortization is provided on a straight-line basis at rates designed to amortize the assets over their estimated economic lives. The annual rates of amortization are as follows:

Buildings	40 years
Buildings on leased land and leasehold improvements	over the lesser of economic life and the lease term, including options
Furniture, fixtures and equipment	2–25 years

Goodwill and intangible assets

Goodwill represents the excess of purchase price over the fair value of identifiable assets acquired in a purchase business combination. Intangible assets with indefinite useful lives represent costs that have been allocated to brand names and trademarks. Intangible assets with finite useful lives are costs that have been allocated to management contracts acquired in the acquisitions of Delta and Fairmont, as well as amounts paid to acquire, or allocated to, individual management contracts.

Goodwill and intangible assets with indefinite useful lives

Goodwill and intangible assets with indefinite useful lives are not amortized but are subject to impairment tests on at least an annual basis and additionally, whenever events and changes in circumstances suggest that the carrying amount may not be recoverable. Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit's carrying amount, including goodwill, to the fair value of the reporting unit. The fair values of the reporting units are estimated using a combination of the income or discounted cash flows approach and the market approach, which utilizes comparable companies' data. If the carrying amount of the reporting unit exceeds its fair value, then a second step is performed to measure the amount of impairment loss, if any. Any impairment loss, measured as the amount by which the carrying value of the reporting unit's goodwill exceeds its fair value, would be expensed in the consolidated statements of income. The impairment test for intangible assets with indefinite useful lives consists of a comparison of the fair value of each intangible asset with its carrying amount. When the carrying amount of the intangible asset exceeds its fair value, an impairment loss is recognized for the difference.

Intangible assets with finite useful lives

Management contracts acquired in a business combination or together with investment interests in companies are recorded at values that represent the estimated present value of net cash flows that, on acquisition, are expected to be received over the estimated lives of the contracts. Other acquired management contracts are recorded at cost. Management contracts are amortized on a straight-line basis, over the weighted average of the fixed, non-cancellable terms and certain renewal periods of the underlying contracts, which range from 20 to 50 years. Management reviews the amortization method and useful life estimates for these intangible assets annually.

Long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets are grouped at the lowest level for which identifiable cash flows are largely independent, when testing for and measuring impairment. A two-step process is used to assess the impairment of long-lived assets held for use, with the first step determining when impairment is recognized and the second step measuring the amount of the impairment. Impairment losses are recognized when the carrying amounts of long-lived assets exceed the sum of the undiscounted cash flows expected to result from their use and eventual disposition and are measured as the amounts by which the long-lived assets' carrying amounts exceed their fair values.

Subject to certain criteria, long-lived assets and any associated assets or liabilities that management expects to dispose of by sale are reported separately on the consolidated balance sheet and classified as held for sale. Assets held for sale are measured at the lower of their carrying amounts and fair values less costs to dispose and are no longer amortized. A component of FHR that is held for sale is reported as a discontinued operation if the operations and cash flows of the component will be eliminated from ongoing operations as a result of the sale and FHR will not have a significant continuing involvement in the operations of the component after the sale.

Impairment of long-term advances

FHR measures long-term advances for impairment based on the present value of expected future cash flows discounted at the long-term advance's original effective interest rate or the estimated fair value of the collateral. For impaired long-term advances, the Company establishes a specific impairment allowance for the difference between the recorded investment in the long-term advance and the present value of the expected future cash flows or the estimated fair value of the collateral. FHR applies its loan impairment policy individually to all long-term advances in the portfolio and does not aggregate long-term advances for the purpose of applying such policy. For long-term advances that are determined to be impaired, interest income is recognized on a cash basis.

Income taxes

The Company accounts for income taxes under the liability method. Under this method, future income tax assets and liabilities are recognized based on differences between the bases of assets and liabilities used for financial statement and income tax purposes, using substantively enacted tax rates. The effect of changes in income tax rates on future income tax assets and liabilities is recognized in the year in which the change occurs. Valuation allowances are recorded unless it is more likely than not that a future income tax asset will be realized.

Financial instruments

Derivative financial instruments such as swaps, options and forward contracts are used by FHR in the management of its foreign currency and interest rate exposures. FHR's policy is to not use derivative financial instruments for trading or speculative purposes.

Derivative financial instruments periodically qualify as a hedge for accounting purposes. In such cases, at the inception of a hedge, FHR documents the relationship between the hedging instruments and the hedged items. This process includes linking the derivatives to specific assets and liabilities on the consolidated balance sheet or to specific firm commitments or forecasted transactions. FHR assesses the effectiveness of the hedge at the inception and throughout the contract period by considering factors such as the term of the instrument, the notional settlement amount of the derivative as compared to the dollar amount of the item being hedged and any other applicable factors. At the end of each period, FHR records any changes in fair value related to derivative instruments that are no longer deemed to be effective hedging items or do not meet the criteria for hedge accounting in the consolidated statements of income.

FHR designates its interest rate instruments as hedges of the interest expense on the underlying debt. Interest expense on the underlying debt is adjusted to include the payments made or received under the interest rate instruments. Foreign exchange translation gains or losses on foreign currency denominated derivative financial instruments used to hedge anticipated foreign currency cash flows are recognized as adjustments to revenues or expenses, as applicable, when the cash flows are recorded.

Stock-based compensation

The Company recognizes compensation expense for stock options granted in the consolidated statements of income using the fair value based method of accounting for all options issued on or after January 1, 2003. Pro forma disclosures of net earnings and earnings per share, as if the fair value based accounting method had been used to account for stock-based compensation for any options granted before January 1, 2003 but on or after January 1, 2002, are provided in note 14. Any cash paid by the employee on the exercise of stock options is added to the stated value of common shares. Compensation expense is recognized for share appreciation rights ("SARs") for the excess of the market value of a common share over the related option price.

Revenue recognition

Revenues are derived from hotel operations for owned properties, management and incentive fees, real estate sales and certain other activities from properties managed or franchised by FHR. Hotel ownership operations revenues are generated primarily from room occupancy and food and beverage services. Management fees comprise a base fee, which is a percentage of the hotel's revenues, and incentive fees, which are generally based on hotel profitability. Revenue from real estate activities represents the proceeds from sales of undeveloped lands that the Company is holding for sale and sales of the Company's VOIs. Other revenues from managed properties include reimbursements for direct and indirect costs by the hotel owners for the properties that are managed. These reimbursed expenditures relate primarily to marketing and reservation services performed by the Company under the terms of its hotel management and franchise agreements.

Revenues from hotel operations are recognized when services are provided and ultimate collection is reasonably assured. Management fees, both base and incentive, and other revenues from managed properties are recognized when performance hurdles have been met, in accordance with the terms specified in the related management agreements. Revenues from the sale of real

estate are recognized once title has transferred and collection of proceeds is reasonably assured. Revenues related to the sale of VOIs are recognized when a minimum of 10% of the purchase price of an interest has been received in cash, the period of cancellation with refund has expired, receivables are deemed collectible, and certain minimum sales and construction levels have been attained. Revenue related to projects still under construction are recognized under the percentage-of-completion method. For sales that do not meet these criteria, revenue is deferred.

Use of estimates

The preparation of financial statements and related disclosures in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and contingencies. Estimates are based on historical experience and on other assumptions that are believed at the time to be reasonable under the circumstances. The actual results may differ from those previously estimated. Estimates are used when accounting for amortization, goodwill and intangible asset impairment assessments, purchase price allocations, income taxes, employee future benefits and contingencies.

Comparative figures

Certain of prior years' comparative figures have been reclassified to conform with the presentation adopted in 2005.

Changes in accounting policies

Variable interest entities

Effective January 1, 2005, FHR adopted Accounting Guideline 15 ("AcG-15"), which requires the consolidation of Variable Interest Entities ("VIEs") by the primary beneficiary. A VIE is an entity where:

a) its equity investment at risk is insufficient to permit the entity to finance its activities without additional subordinated support from others and/or where certain essential characteristics of a controlling financial interest are not met; and

b) it does not meet specified exemption criteria.

VIEs are subject to consolidation by a company if that company is deemed to be the primary beneficiary. The primary beneficiary is the enterprise that will absorb or receive the majority of the VIE's expected losses, expected residual returns, or both.

The Company's implementation of this standard identified four variable interests in entities (including Legacy) in the form of either (a) subordinated loans and/or (b) equity investments. The Company determined that FHR was not the primary beneficiary of these entities and therefore the entities were not consolidated. FHR's maximum exposure to loss relating to these entities would be the value of the subordinated loans and/or the equity investment.

The Company also reviewed its other management and franchise agreements related to hotels that the Company has no other interests in and concluded that such arrangements were not variable interests since FHR is paid at a level that is commensurate with the services provided and on the same level as other operating liabilities and the hotel owners retain the right to terminate the arrangements under certain circumstances.

The Company implemented AcG-15 retroactively without restatement of prior periods. Adoption of this new standard did not have an impact on the Company's financial statements.

Liabilities and equity

Effective January 1, 2005, FHR adopted the Canadian Institute of Chartered Accountants ("CICA") new accounting requirements on the classification of financial instruments as liabilities or equity. The CICA amended its disclosure requirements surrounding the presentation of financial instruments that may be settled in cash or by an issuer's own equity instruments, at the issuer's discretion, as liabilities. Adoption of this new standard did not have an impact on the Company's consolidated financial statements.

Determining whether an arrangement contains a lease

In December 2004, the Emerging Issues Committee ("EIC") of the CICA, issued Abstract 150, "Determining whether an Arrangement Contains a Lease" ("EIC 150"). An entity may enter into certain arrangements comprising a transaction or a series of related transactions that does not take the legal form of a lease but conveys a right to use a tangible asset (e.g. an item of property, plant or equipment) in return for a payment or series of payments. The Company is required to adopt the recommendations of EIC 150 for affected transactions commencing or modified after December 9, 2004. Adoption of this new standard did not have an impact on the Company's consolidated financial statements.

Computation of diluted earnings per share

The EIC issued Abstract 155, "The Effect of Contingently Convertible Instruments on the Computation of Diluted Earnings per Share" ("EIC 155"), in September 2005. This guidance requires the inclusion of contingently convertible

debt securities (note 11) with a market price trigger to be included in the computation of diluted earnings per common share, as determined under the if-converted method. The guidance is effective for interim and annual periods beginning on or after October 1, 2005 with retroactive restatement of previously reported earnings per share. FHR has adopted this guidance for December 31, 2005 (note 18) resulting in a decrease to previously reported diluted earnings per share of $0.05 for 2004 (2003 – nil).

Recently issued accounting pronouncements

Financial instruments — recognition and measurement, hedges, comprehensive income and equity

In January 2005, the CICA released a new interrelated set of financial standards relating to recognition and measurement of financial instruments, hedging relationships and presentation of equity and comprehensive income. These standards are an attempt to harmonize Canadian and U.S. GAAP with respect to financial instruments and financial statement presentation. The Company will be required to apply these standards no later than the fiscal year ending December 31, 2007. The Company has not yet fully studied the effect that adoption of these standards will have on the consolidated financial statements. However, adoption may eliminate certain reconciling items between Canadian and U.S. GAAP described in note 25 to the consolidated financial statements.

3. SEGMENTED INFORMATION

FHR has four reportable segments in two core business activities: ownership and management operations. The segments are hotel ownership, real estate activities, Fairmont and Delta. Results of operations for individual hotel properties comprise one operating segment. Hotel ownership consists of real estate interests ranging from approximately 15% to 100% in 21 properties and includes an approximate 24% equity interest in Legacy, which owns 24 hotels and resorts across Canada and the United States. Real estate activities consist primarily of an undeveloped land block in Toronto and a vacation ownership product. Fairmont is an international luxury hotel and resort management company and Delta is a Canadian first-class hotel and resort management company. The performance of all segments is evaluated by management primarily on earnings before interest, taxes and amortization ("EBITDA"). EBITDA includes income from equity investments. Corporate general and administrative expenses, gains on sales of investments and hotel assets, amortization, other expenses, interest expense, net and income taxes are not allocated to the individual segments. Effective in the fourth quarter of 2005, FHR no longer reports its investment in Legacy as a separate reportable segment and has combined this former reportable segment's activities with other equity investments in the hotel ownership segment. Comparative figures have been reclassified to conform to this presentation. All transactions among reporting segments are conducted at fair market value.

The following tables present revenues, EBITDA, total assets and capital expenditures for FHR's reportable segments:

	OWNERSHIP		MANAGEMENT				2005
	Hotel Ownership	Real estate activities	Fairmont	Delta	General and administrative and other (d)	Inter-segment elimination and other (e)	Total
Operating revenues (a)	$ 670.2	$ 78.2	$ 68.2	$ 13.9	$ —	$ (20.1)	$ 810.4
Other revenues from managed and franchised properties	—	—	36.1	11.0	—	—	47.1
							857.5
Income (loss) from equity investments and other	—	—	—	—	—	—	—
EBITDA (b)	140.8	33.3	45.9	9.9	34.9	—	264.8
Total assets (c)	1,904.5	104.2	455.8	81.9	—	(22.5)	2,523.9
Capital expenditures	62.6	—	8.9	—	—	—	71.5

2004

	OWNERSHIP		MANAGEMENT				
	Hotel Ownership	Real estate activities	Fairmont	Delta	General and administrative and other (b)	Inter-segment elimination and other (b)	Total
Operating revenues (a)	$ 654.1	$ 31.0	$ 54.6	$ 12.8	$ —	$ (21.1)	$ 731.4
Other revenues from managed and franchised properties	—	—	27.7	9.6	—	—	37.3
							768.7
Loss from equity investments and other	(0.2)	—	—	—	—	—	(0.2)
EBITDA (b)	158.0	5.8	40.0	8.0	114.1	(1.2)	324.7
Total assets (c)	1,871.6	100.1	365.9	79.4	—	(14.4)	2,402.6
Capital expenditures	70.1	—	4.2	—	—	—	74.3

2003

	OWNERSHIP		MANAGEMENT				
	Hotel Ownership	Real estate activities	Fairmont	Delta	General and administrative and other (b)	Inter-segment elimination and other (b)	Total
Operating revenues (a)	$ 584.9	$ 36.3	$ 44.2	$ 11.7	$ —	$ (18.3)	$ 658.8
Other revenues from managed and franchised properties	—	—	24.4	8.2	—	—	32.6
							691.4
Loss from equity investments and other	(6.9)	—	—	—	—	—	(6.9)
EBITDA (b)	110.9	10.5	31.3	8.7	(18.6)	(2.5)	140.3
Total assets (c)	2,022.4	101.8	350.8	75.8	—	(47.8)	2,503.0
Capital expenditures	84.2	—	3.0	—	—	—	87.2

(a) Operating revenues include management fees that are charged by Fairmont of $19.6 (2004–$20.7; 2003–$18.0) and Delta of $0.5 (2004–$0.4; 2003–$0.3) to the hotel ownership operations, which are eliminated on consolidation. EBITDA includes expenses not reimbursed relating to marketing and reservation services performed by FHR under the terms of its hotel management and franchise agreements. Total assets have been reduced for the elimination of corporate assets and intersegment loans.

(b) A reconciliation of aggregate EBITDA of the reportable segments to FHR's consolidated net income is as follows:

	2005	2004	2003
EBITDA	**$ 264.8**	$ 324.7	$ 140.3
Amortization	**(70.5)**	(73.9)	(67.5)
Interest expense, net	**(22.4)**	(33.1)	(33.6)
Income tax expense (recovery)	**(4.4)**	(61.9)	11.5
Net income	**$ 167.5**	$ 155.8	$ 50.7

(c) Hotel ownership assets include $154.5 (2004–$158.3; 2003–$154.4) of investments accounted for using the equity method.

(d) A breakdown of the Company's hotel ownership operations revenues is as follows:

	2005	2004	2003
Rooms revenue	$ 346.4	$ 356.2	$ 324.3
Food and beverage revenue	233.5	214.7	182.6
Other	90.3	83.2	78.0
	$ 670.2	$ 654.1	$ 584.9

(e) General and administrative and other includes general and administrative expenses, other expenses, as well as gain on sales of investments and hotel assets of $105.8 (2004–$143.7; 2003–nil).

(f) Hotel ownership expenses were reduced by business interruption insurance proceeds of $10.8 in 2004 and $9.7 in 2003 relating to the impact Hurricane Fabian had on FHR's two Bermuda hotels.

Geographical information

	Revenues			Property and equipment	
	2005	2004	2003	2005	2004
Canada	$ 402.1	$ 323.6	$ 300.1	$ 567.4	$ 540.6
United States	236.1	249.6	241.9	382.9	528.7
Bermuda	111.7	98.2	77.8	227.2	231.4
Mexico	88.5	80.8	58.5	100.6	103.4
Other international	19.1	16.5	13.1	30.7	31.4
	$ 857.5	$ 768.7	$ 691.4	$ 1,308.8	$ 1,435.5

	Goodwill		Intangible assets	
	2005	2004	2005	2004
Canada	$ 56.6	$ 54.6	$ 73.1	$ 67.9
United States	80.1	80.1	148.8	150.4
Bermuda	16.3	16.3	2.8	2.8
Mexico	11.8	11.8	10.1	5.3
Other international	—	—	50.0	18.6
	$ 164.8	$ 162.8	$ 284.8	$ 245.0

Revenues and assets are allocated to countries based upon the hotels' geographic locations. There were no other individual international countries comprising greater than 10% of the total revenues or property and equipment, intangible assets and goodwill of the Company as at December 31, 2005, 2004 or 2003.

4. ACQUISITIONS

Fairmont Hotels Inc.

On August 23, 2004, FHR purchased the remaining 16.5% of the outstanding shares of Fairmont from Maritz, Wolff & Co. for $70.0 in cash. FHR now owns 100% of Fairmont. Since 2002, the Company has been consolidating 100% of Fairmont, by previously having recorded an obligation of $69.0 representing the minimum amount the minority shareholder was entitled to receive under a put option. As a result of this transaction, the current portion of long-term debt decreased by $69.0 in 2004. During 2004, FHR increased its previously reported goodwill and future income tax balances by $16.7.

The Fairmont Copley Plaza, Boston

In February 2003, FHR acquired the remaining 50% equity interest in The Fairmont Copley Plaza, Boston from entities controlled by Prince Alwaleed bin Talal bin Abdulaziz Alsaud of Saudi Arabia in exchange for the issuance of one million common shares and cash of $8.3. The total purchase price for 100% of The Fairmont Copley Plaza, Boston, including the 50% already owned, was approximately $117.0 and was satisfied by the issuance of one million common shares at a fair market value of $21.49 per share, the assumption of a mortgage of $64.5 and cash paid of $30.7. FHR purchased the initial 50% equity interest in the hotel in July 2001 for cash. The acquisition was accounted for using the step purchase method, and 100% of the results of the hotel have been included in the consolidated statements of income from February 10, 2003.

The total cost of the hotel, including the 50% interest already owned, less cash acquired of $14.8, was allocated to the tangible assets acquired and liabilities assumed on the basis of their respective estimated fair values on the acquisition date, as follows:

Land	$	25.1
Building		77.8
Furniture, fixtures and equipment		2.5
Long-term debt		(64.5)
Current assets		3.2
Current liabilities		(6.8)
	$	37.3

5. INVESTMENTS IN PARTNERSHIPS AND CORPORATIONS

	2005	2004
Accounted for using the equity method		
Legacy	$ 66.9	$ 70.0
Manoir Richelieu Limited Partnership	37.6	34.7
Other	50.0	53.6
Accounted for using the cost method	0.6	2.4
	$ 155.1	$ 160.7

In May 2005, FHR entered into long-term contracts to manage five properties in Kenya. FHR invested $10.0 in connection with the five management contracts. A portion of the investment was funded as a loan and a portion of the investment financed the acquisition of an approximate 15% interest in a corporation owned jointly with Kingdom Hotel Investments and IFA Hotels & Resorts. The corporation holds an ownership interest in five Kenyan properties known as The Norfolk Hotel, Mount Kenya Safari Club, The Aberdare Country Club, The Ark and the Mara Safari Club. Based on the relative fair value of the management contracts, and the loan, $3.8 of the $10.0 was allocated to the management contracts. $1.2 was allocated to the loan, which has a face value of $5.0, bears no interest and is payable in 2020. The investment of $5.0 was accounted for using the equity method due to significant influence through contractual arrangements. In November 2005, FHR sold its investment interest in the corporation for $5.0 (note 6).

In April 2004, FHR finalized an agreement to invest $15.6 for a 14.5% interest in The Fairmont Dubai. This investment is accounted for using the equity method due to significant influence obtained through various contractual arrangements. Upon finalization of this agreement, $15.6 was reclassified from "other assets and deferred charges" to "investments in partnerships and corporations." The hotel is being managed by Fairmont under a long-term management contract.

In 2004, $6.8 was reclassified from "other assets and deferred charges" to "intangible assets" relating to a management contract for the Fairmont Abu Dhabi Resort & Villas, a property being constructed in the United Arab Emirates.

In December 2004, FHR invested $19.8 in cash for a 25% interest in a partnership with Kingdom Hotel Investments and the Bank of Scotland and a management contract. The partnership, FHR European Ventures LLP, purchased the Monte Carlo Grand Hotel in Monaco in December 2004. The investment is accounted for using the equity method due to significant influence through contractual arrangements. The property is being managed by Fairmont under a long-term management contract. Based on the relative fair value of the management contract, approximately $7.1 of the $19.8 was allocated to intangible assets relating to the management contract.

In December 2004, FHR invested $10.0 for an approximate 14% equity interest in an entity named Nile City for Hotels and Tourism and a management contract. Nile City for Hotels and Tourism retains the investment in a hotel property that is being constructed in Cairo, Egypt. The investment is accounted for using the equity method due to significant influence through contractual arrangements. The resort will be managed by Fairmont under a long-term management contract. Based on the relative fair value of the management contract, approximately $4.7 of the $10.0 was allocated to intangible assets relating to the management contract.

As at December 31, 2005, FHR had invested $10.0 for a 19.9% interest in the Fairmont Mayakoba, Riviera Maya and a management contract. The investment is accounted for using the equity method due to significant influence through contractual arrangements. The resort will be managed by Fairmont under a long-term management contract. Based on the relative fair value of the management contract, approximately $6.5 of the $10.0 was allocated to intangible assets relating to the management contract.

As at December 31, 2005 and 2004, the Company owned 9,939,143 units of Legacy and all 14,700,000 exchangeable shares of a subsidiary corporation of Legacy, representing a 23.7 % ownership interest. The Company accounts for its investment in Legacy under the equity method. The exchangeable shares are entitled to a per share dividend equal to the ordinary distribution by Legacy to its unitholders, less taxes payable by a subsidiary of Legacy as a result of paying these dividends. After a minimum holding period of five years, ending on January 31, 2006, each exchangeable share is redeemable by FHR at the fair market value of a Legacy unit. The redemption shall be satisfied by the delivery of one unit for each share exchanged. The exchangeable shares are tied to voting certificates issued by Legacy that are entitled to one vote each under voting certificates at meetings of Legacy unitholders. Based on the December 31, 2005 closing unit price of Legacy, the market value of the Company's investment in units and exchangeable shares was approximately $168 (2004–$146). The Company does not guarantee any of Legacy's debt.

The Company holds options to acquire 2,962,224 units of Legacy at an exercise price of Cdn$9.80 per unit. The options are fully vested, exercisable and expire in 2007. There is no asset recorded in the consolidated financial statements with respect to these options.

The following summarized consolidated financial information of Legacy has been prepared in accordance with Canadian GAAP. The accounts have been translated to U.S. dollars using the exchange rates at December 31.

	2005	2004
Assets		
Current assets	$ 62.0	$ 73.2
Property and equipment	1,475.2	1,471.4
Other assets	61.5	56.4
	$ 1,598.7	$ 1,601.0
Liabilities and equity		
Current liabilities	$ 80.8	$ 70.1
Long-term debt	858.4	846.8
Other liabilities	53.6	51.6
Non-controlling interest	88.4	91.5
Unitholders' interest	517.5	541.0
	$ 1,598.7	$ 1,601.0

Summarized operating results of Legacy for the years ended December 31 are presented using average exchange rates in effect during the respective year:

	2005	2004	2003
Revenues	$ 664.8	$ 579.1	$ 474.2
Operating expenses	460.7	397.3	336.3
Other expenses	151.0	134.3	98.1
Interest expense, net	71.1	54.6	50.7
	682.8	586.2	485.1
Loss before income taxes and non-controlling interest	(18.0)	(7.1)	(10.9)
Income tax recovery	(2.8)	(5.5)	(5.4)
Non-controlling interest	(2.2)	(0.2)	(0.8)
Net loss	$ (13.0)	$ (1.4)	$ (4.7)

The carrying value of the Company's investment in Legacy differs from the Company's share of the underlying equity in net assets due to adjustments that are made to conform Legacy's accounting policies with those of the Company and an unamortized gain related to the transfer of properties in previous years between the Company and Legacy.

6. SALES OF INVESTMENTS AND HOTEL ASSETS

The Fairmont Orchid, Hawaii

On December 23, 2005, FHR completed the sale of The Fairmont Orchid, Hawaii for gross cash proceeds of $250.0. Working capital adjustments and transaction costs resulted in net cash proceeds of $240.6. The property had a net book value of approximately $141. FHR recognized a gain of $105.8, before income taxes of approximately $44. The proceeds of The Fairmont Orchid, Hawaii sale were paid to a Qualified Intermediary on closing of the sale in anticipation of the Company undertaking a like-kind exchange, as defined for U.S. tax purposes. The required Identification Statement was filed on February 6, 2006. Where identified properties are acquired on a timely basis, the full amount of the cash tax related to the sale will be deferred and will result in a reclassification from income taxes payable to future income taxes. The resort is being managed by Fairmont under a long-term management contract.

Kenya

On November 16, 2005, FHR finalized the sale of the investment in a corporation that held ownership interests in five Kenyan properties for cash proceeds of $5.0 resulting in no gain or loss on the sale. The properties are being managed by Fairmont under long-term management contracts.

The Fairmont Kea Lani, Maui

On July 15, 2004, FHR sold The Fairmont Kea Lani, Maui for cash proceeds of $355.4. The mortgage of $120.0 on this property was repaid. FHR recognized a gain of $67.8 on the sale, net of income taxes of $40.9. The resort is being managed by Fairmont under a long-term management contract.

The Fairmont Glitter Bay

On July 9, 2004, FHR sold The Fairmont Glitter Bay for cash proceeds of $31.7. The mortgage of $5.2 on this property was repaid. FHR recognized a non-taxable gain of $7.5 on the sale.

Legacy Hotels Real Estate Investment Trust

On September 13, 2004, FHR sold 12,000,000 units of Legacy for $63.0 in cash and recognized a gain of $27.5. The sale did not give rise to any income taxes payable. The sale of these units decreased FHR's equity investment in Legacy to 23.7% from 35.2%.

7. REAL ESTATE ACTIVITIES

In 2005, FHR sold two parcels of land in Toronto for proceeds of $42.8, including a vendor take-back mortgage of $5.4 due in 2006. FHR recorded an after tax gain of $17.1 related to these transactions. FHR also sold a parcel of land in Vancouver for net proceeds and an after tax gain of $17.9. These transactions did not give rise to any income taxes payable.

In 2005, FHR recognized all future cost obligations associated with land held for sale. As a result of this transaction, non-hotel real estate and other liabilities increased by $13.5. As at December 31, 2005, other liabilities included $20.3 relating to future cost obligations.

8. PROPERTY AND EQUIPMENT

			2005
	Cost	Accumulated amortization	Net
Land and land improvements	$ 156.0	$ (1.1)	$ 154.9
Buildings and leasehold improvements	568.8	(97.4)	471.4
Buildings on leased land	655.3	(143.1)	512.2
Furniture, fixtures and equipment	389.4	(233.3)	156.1
Construction-in-progress	14.2	—	14.2
	$ 1,783.7	$ (474.9)	$ 1,308.8

			2004
	Cost	Accumulated amortization	Net
Land and land improvements	$ 180.2	$ (0.9)	$ 179.3
Buildings and leasehold improvements	702.7	(87.3)	615.4
Buildings on leased land	592.4	(124.6)	467.8
Furniture, fixtures and equipment	357.9	(196.9)	161.0
Construction-in-progress	12.0	—	12.0
	$ 1,845.2	$ (409.7)	$ 1,435.5

Interest capitalized as a cost of property and equipment totalled $0.1 in 2005 (2004–$0.7; 2003–$0.8).

9. GOODWILL AND INTANGIBLE ASSETS

Goodwill by reportable segment

	Hotel ownership	Real estate activities	Fairmont	Delta	Total
Balance as at January 1, 2003	$ 79.3	$ —	$ 23.9	$ 19.8	$ 123.0
Currency translation	4.7	—	—	4.3	9.0
Balance as at December 31, 2003	84.0	—	23.9	24.1	132.0
Goodwill from business acquisition	10.4	—	16.7	—	27.1
Currency translation	2.0	—	—	1.7	3.7
Balance as at December 31, 2004	96.4	—	40.6	25.8	162.8
Currency translation	1.1	—	—	0.9	2.0
Balance as at December 31, 2005	**$ 97.5**	**$ —**	**$ 40.6**	**$ 26.7**	**$ 164.8**

	2005	2004
Intangible assets subject to amortization		
Management contracts *(note 5)*	**$ 153.7**	$ 111.8
Accumulated amortization	**(23.1)**	(19.3)
	130.6	92.5
Intangible assets not subject to amortization		
Brand names	**154.2**	152.5
	$ 284.8	$ 245.0

In January 2005, FHR entered into a long-term contract to manage The Savoy in London, England. In 2004, FHR agreed to invest approximately $63.0 to obtain the management contract and provide loans to the hotel's owners. As at December 31, 2005, FHR had funded $54.3 of the total commitment, of which $22.8 related to the management contract, and $31.5 (£16.8) related to a loan receivable.

In July 2005, FHR invested $3.3 to secure a long-term management contract related to the Fairmont Newport Beach.

Amortization expense related to intangible assets was $3.6 in 2005 (2004–$3.1; 2003–$2.7). Amortization expense relating to the above intangible assets is expected to be $3.7 in each of the fiscal years 2006 through 2010.

10. OTHER ASSETS AND DEFERRED CHARGES

	2005	2004
Long-term advances	$ 65.9	$ 41.1
Pension asset	28.5	23.6
Deferred charges	13.9	15.7
Restricted cash	2.3	—
Other	0.4	1.9
	$ 111.0	$ 82.3

In connection with obtaining The Savoy management contract, FHR loaned $31.5 to the hotel owners as a long-term advance, due in 2015 and bearing interest at 7.75%. Other long-term advances bear interest at rates between three-month LIBOR plus 0.25% and one-month LIBOR plus 4.5%. They mature between February 2008 and November 2009. Approximately $7 of the long-term advances will be forgiven if the Company receives a hotel management contract from the loan holder prior to February 2008. In 2005, the Company recorded a provision of $7.6 related to the impairment of long-term advances. Deferred charges consist primarily of deferred debt issuance costs and deferred development costs associated with potential management contracts. Restricted cash is used for certain capital expenditures.

11. LONG-TERM DEBT

	2005	2004
3.75% convertible senior notes [(1)]	$ 258.4	$ 254.7
Revolving credit facility, due March 2007 [(2)]	10.3	33.1
Floating-rate mortgage, due March 2007 [(3)]	—	63.9
8.84% mortgage, due August 2016 [(4)]	47.5	50.4
Floating-rate mortgage, due January 2009 [(5)]	75.0	—
	391.2	402.1
Less: Current portion of long-term debt	2.8	4.1
	$ 388.4	$ 398.0

(1) In 2003, FHR issued $270.0 of convertible senior notes ("Convertible Notes"). The net proceeds of the issuance, after deducting offering expenses and underwriters' commission were $262.5. The Convertible Notes were allocated between debt and equity elements and classified separately in the consolidated balance sheets. The debt element was calculated by discounting the stream of future payments of interest and principal at the prevailing market rate for a similar liability that does not have an associated conversion feature. Upon issuance, $250.8 was recorded as long-term debt with the balance recorded in other equity (note 13). The long-term debt amount will increase to the face value of the debt over a five-year period. The Convertible Notes mature on December 1, 2023 and bear interest of 3.75% per annum. Interest on the Convertible Notes is payable semi-annually in arrears on June 1 and December 1 of each year. FHR may call the Convertible Notes in exchange for cash any time after January 20, 2009 for a price equal to 100% of the principal amount of the Convertible Notes plus accrued and unpaid interest. Holders may put the Convertible Notes to FHR in exchange for cash on January 20, 2009, December 1, 2013 and 2018, at a purchase price equal to 100% of the principal amount of the Convertible Notes plus accrued and unpaid interest. Upon occurrence of certain prescribed conditions, holders of the Convertible Notes will have the right to convert them to common shares at an initial conversion price of approximately $37.73 per common share. The conversion price is subject to adjustment under certain circumstances. The Convertible Notes are senior unsecured obligations and rank equally with all existing and future unsecured and unsubordinated indebtedness of FHR. As required under the terms and conditions of the Convertible Notes, the debt and the common shares issuable upon conversion of the Convertible Notes were registered on Form F-10 with the United States Securities and Exchange Commission on April 6, 2004.

(2) The interest rate is floating and is calculated based on bankers' acceptance, LIBOR or prime rate, plus a spread. The weighted average interest rate as at December 31, 2005 was 5.2 %. This facility is unsecured, and contains financial covenants with respect to debt levels and interest coverage. As at December 31, 2005, this balance included $12.1 of debt denominated in Canadian dollars.

(3) This mortgage was fully repaid on December 29, 2005.

(4) The 8.84% mortgage is secured by substantially all property and equipment and assignment of rents of The Fairmont Scottsdale Princess and is non-recourse to FHR.

(5) The interest rate is floating and is based on LIBOR plus 1.95%. FHR has entered into an interest rate contract to cap the LIBOR rate at 7.5% until January 1, 2009. The term of the mortgage is extendible up to two years subject to meeting certain conditions. The mortgage is secured by a second charge against The Fairmont Scottsdale Princess and is non-recourse to FHR.

The principal repayments pursuant to the loan agreements are as follows:

2006	$ 2.8
2007	13.1
2008	3.4
2009	337.1
2010	4.0
Thereafter	30.8
	$ 391.2

12. INCOME TAXES

The provision for (recovery of) income taxes is as follows:

	2005	2004	2003
Pre-tax income			
Canada	$ 43.3	$ 32.1	$ 14.4
Foreign	128.6	185.6	24.8
	171.9	217.7	39.2
Current income tax expense (recovery)			
Canada	(57.3)	2.3	5.0
Foreign	53.1	52.1	7.8
	(4.2)	54.4	12.8
Future income tax expense (recovery)			
Canada	8.3	0.3	(25.9)
Foreign	0.3	7.2	1.6
	8.6	7.5	(24.3)
	$ 4.4	$ 61.9	$ (11.5)

The Company's effective income tax expense and the provision (recovery) reconciled to the statutory tax rate is as follows:

	2005	2004	2003
Provision (recovery) at Canadian statutory rates	$ 61.9	$ 80.5	$ 14.5
Foreign tax rate differentials	4.4	(3.0)	(3.8)
Large corporations tax	1.3	1.4	1.6
Reduction in tax rates	—	(1.9)	0.4
Non-taxable income [(1)]	(15.5)	(19.8)	(1.5)
Other, including tax reassessments and provisions [(2)]	(47.7)	4.7	(22.7)
Income tax expense (recovery)	$ 4.4	$ 61.9	$ (11.5)

(1) Non-taxable income in 2005 and 2004 includes the effect from the sale of excess land and utilization of losses not previously benefited.

Non-taxable income in 2004 includes the effect from the sale of Legacy units (note 6) and the sale of the Fairmont Glitter Bay (note 6).

(2) A $41.6 recovery of current income taxes was recorded in 2005 as a result of a favorable income tax reassessment.

A $24.4 recovery of future income taxes was recorded in 2003 as a result of a favorable income tax reassessment.

Temporary differences

The net future income tax liability in the consolidated balance sheets is comprised of the following:

	2005	2004
Future income tax liabilities		
Amortizable property and intangibles	$ 216.0	$ 148.5
Other	—	45.8
Future income tax assets		
Tax loss carry-forwards	(103.9)	(103.7)
Other	(12.6)	—
Future income tax liability	$ 99.5	$ 90.6

As at December 31, 2005, the Company had the following income tax loss carry-forwards available to reduce future taxable income and capital gains:

	Amount	Future income tax assets	Valuation allowance	Net future income tax assets
Non-capital losses				
Canada	$ 252.4	$ 89.2	$ (5.5)	$ 83.7
United States	—	—	—	—
Other	2.7	0.8	—	0.8
	255.1	90.0	(5.5)	84.5
Capital losses				
Canada	$ 346.8	$ 62.4	$ (43.0)	$ 19.4

The Company has non-capital losses expiring in the following years:

2006	$ —
2007	21.9
2008	94.9
2009	14.2
2010	17.8
Thereafter	106.3
	$ 255.1

13. SHAREHOLDERS' EQUITY

The Company's articles of incorporation authorize the issuance of an unlimited number of common shares and an unlimited number of first preferred shares and second preferred shares. No preferred shares have been issued.

Common shares

	2005		2004		2003	
	Number of shares (millions)	Amount	Number of shares (millions)	Amount	Number of shares (millions)	Amount
Balance – January 1	**76.4**	**$ 1,163.1**	79.1	$ 1,202.2	78.8	$ 1,191.5
Issued under stock option plans	**0.3**	**6.6**	0.2	2.9	—	1.0
Issued for purchase of						
The Fairmont Copley Plaza Boston *(note 4)*	**—**	**—**	—	—	1.0	21.0
Share repurchase plans	**(4.5)**	**(68.4)**	(2.9)	(42.0)	(0.7)	(11.3)
Balance – December 31	**72.2**	**$ 1,101.3**	76.4	$ 1,163.1	79.1	$ 1,202.2

Under a normal course issuer bid, the Company may repurchase for cancellation up to 7.2 million, or approximately 10%, of its outstanding common shares. The amounts and timing of repurchases are at the Company's discretion and, under the current program, can be made until October 30, 2006 at prevailing market prices on the Toronto and New York stock exchanges. The cost of the share repurchases has been accounted for as follows:

	2005	2004	2003
Common shares	**$ 65.8**	$ 42.0	$ 11.3
Treasury stock	**—**	5.6	—
Retained earnings	**75.4**	36.9	5.5
	$ 141.2	$ 84.5	$ 16.8

As at December 31, 2004, 166,100 shares were classified as treasury stock, as they were repurchased prior to December 31, 2004 and cancelled in January 2005. In 2005, $2.6 was reclassified to common shares and $3.0 to retained earnings relating to the $5.6 of treasury stock outstanding at December 31, 2004.

Other equity

Upon the occurrence of certain events, holders of the Convertible Notes (note 11) will have the right to convert them to common shares at an initial conversion price of approximately $37.73 per common share.

The Convertible Notes have been allocated between debt and equity elements and are classified separately on the consolidated balance sheets. Upon issuance, $19.2 was recorded as other equity and $250.8 was recorded as long-term debt.

Foreign currency translation adjustments

	2005	2004
Balance–January 1	$ 142.1	$ 104.1
Effect of exchange rate changes on non-U.S. dollar denominated net assets	14.8	38.0
Balance–December 31	$ 156.9	$ 142.1

14. STOCK-BASED COMPENSATION

The Company has a Key Employee Stock Option Plan ("KESOP"), whereby key officers, employees and consultants of the Company may be granted options to purchase common shares of FHR at a price per share not less than the market value of a common share at the grant date. All options issued to date vest over a four-year period. Some options vest at a rate of 20% at the end of each of the first three years and the remaining 40% vesting after four years and others vest at a rate of 50% at the end of the third year and the remaining 50% vesting after four years. Options expire ten years after the grant date. In the event of a change in control of the Company, all outstanding options are immediately exercisable.

Simultaneously with the grant of an option, the Company may also grant SARs at a rate of one SAR for every two options issued. A SAR entitles the holder to receive payment of an amount equal to the excess of the market value of a common share at the exercise date of the SAR over the related option price. SARs may be exercised no earlier than three years and no later than ten years after the grant date. The exercise of a SAR will result in a reduction in the number of shares covered by an option on a one-for-one basis. The exercise of an option results in a reduction in the number of SARs on the basis of one SAR for each option exercised in excess of 50% of the number of options issued with attached SARs.

As a result of an agreement between FHR and the companies that were distributed pursuant to the Company's 2001 reorganization, the difference between the strike price and the exercise price of SARs of the discontinued operations held by FHR employees is recognized as an expense by FHR.

The Company also has a Directors' Stock Option Plan ("DSOP") under which non-employee directors of the Company are granted options to purchase common shares of FHR at a price not less than the market value of a common share at the grant date. Options are immediately exercisable and expire ten years after the grant date. Previously, each non-employee director received an initial grant of 8,000 options and received an additional 4,000 options on an annual basis. No options were granted under this plan in 2005 (2004–nil; 2003–40,000).

As at December 31, 2005, 1.8 million options were available for future grants under the KESOP out of the 5.2 million options currently authorized, and 472,000 options were available for future grants under the DSOP out of the 556,000 options currently authorized.

Details of the stock options outstanding are as follows:

	Number of options (thousands)	Weighted average exercise price Cdn$
Outstanding as at December 31, 2002	3,587	$ 26.26
Granted	107	32.34
Exercised	(74)	18.08
Cancelled	(32)	24.44
Outstanding as at December 31, 2003	3,588	26.63
Granted	10	33.68
Exercised	(150)	24.01
Cancelled	(34)	29.28
Outstanding as at December 31, 2004	3,414	26.74
Granted	320	39.68
Exercised	(320)	24.75
Cancelled	(58)	32.13
Outstanding as at December 31, 2005	3,356	$ 28.07
Exercisable as at		
December 31, 2003	1,523	24.98
December 31, 2004	2,161	25.92
December 31, 2005	2,918	26.49

Details as at December 31, 2005, of the stock options outstanding are as follows:

Range of exercise prices Cdn$	Number outstanding (thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price Cdn$	Number exercisable (thousands)	Weighted average exercise price Cdn$
$14.84 to $20.09	274	3.2	$ 15.80	274	$ 15.80
$26.25 to $38.68	2,904	6.1	28.38	2,616	27.39
$40.40 to $49.30	178	8.6	41.86	28	46.76
	3,356	6.0	$ 28.07	2,918	$ 26.49

During 2005, ($0.8) (2004–$2.6; 2003–$(0.3)) was expensed (recovered) for outstanding SARs, and $0.8 (2004–$0.1; 2003–$0.4) was expensed relating to the issuance of options. Contributed surplus increased by $1.7 (2004–$0.1; 2003–$0.4) relating to stock option expense.

Assuming FHR elected to recognize the cost of its stock-based compensation based on the estimated fair value of stock options granted on or after January 1, 2002 and before January 1, 2003, net income and basic and diluted earnings per share would have been:

	2005	2004	2003
Reported net income	$ 167.5	$ 155.8	$ 50.7
Net income assuming fair value method used	167.1	155.4	50.1
Assuming fair value method used			
Basic earnings per share	$ 2.25	$ 1.98	$ 0.64
Diluted earnings per share	$ 2.15	$ 1.88	$ 0.63

The weighted average fair value of options granted during 2005 was Cdn$10.84 per option (2004–Cdn$7.52; 2003–Cdn$10.12). The fair value of each option granted was calculated at the respective grant date of each issuance using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

	2005	2004	2003
Expected dividend yield	0.2%	0.2%	0.3%
Expected volatility	28%	26%	36%
Risk-free interest rate	3.7%	3.1%	4.2%
Expected option life in years	4.0	3.3	3.6

15. LOSS FROM EQUITY INVESTMENTS AND OTHER

	2005	2004	2003
Loss from equity investments	$ (2.5)	$ (2.7)	$ (9.7)
Amortization of deferred gain on sale of property and equipment to Legacy	2.2	2.5	2.8
Other	0.3	—	—
	$ —	$ (0.2)	$ (6.9)

16. OTHER

	2005	2004	2003
Provision relating to legal obligations	$ 11.2	$ —	$ —
Expenses relating to take over bid	10.7	—	—
Impairment of long-term advances	7.6	—	—
Corporate and other reorganization expenses	1.2	—	—
Other	3.4	—	—
Foreign currency exchange loss	—	—	2.1
	$ 34.1	$ —	$ 2.1

In 2005, the Company recorded a provision of $11.2 related to outstanding legal obligations associated with a predecessor company of Fairmont.

In December 2005, the Company's Board of Directors formed a Special Committee to review a number of shareholder value-creating strategic options in response to a take over bid. In connection with the evaluation of alternatives, FHR incurred an expense of $10.7 relating to financial and legal advisory fees for services rendered to assist the Special Committee and Board of Directors.

In 2005, the Company recorded a provision of $7.6 related to the impairment of long-term advances receivable.

In November 2005, FHR initiated a restructuring plan. In connection with this plan, the Company incurred $3.3 of severance costs and $1.2 of lease termination costs of which $0.9 has been recorded as an accrued liability as at December 31, 2005. Approximately $0.8 of the accrued liability relates to severance costs. No additional costs are expected from this plan. Of the $3.3 of severance costs, $2.5 were expensed to hotel ownership and $0.8 were expensed to management operations and general and administrative. Lease termination costs of $1.2 were expensed to other.

During 2005, the Company undertook certain development activities related to a major portfolio acquisition, which the Company did not complete. A total of $3.4 was expensed relating to transaction costs.

Total foreign currency (gains) losses included in net income were $(0.4) in 2005 (2004–$1.9; 2003–$4.5).

17. INTEREST EXPENSE, NET

	2005	2004	2003
Long-term debt	$ 25.7	$ 32.4	$ 22.1
Short-term debt	2.7	4.5	16.0
	28.4	36.9	38.1
Less			
Interest income	5.9	3.1	3.7
Interest capitalized	0.1	0.7	0.8
	$ 22.4	$ 33.1	$ 33.6

18. EARNINGS PER COMMON SHARE

Basic net earnings per common share is determined by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per common share reflects the potential dilutive effect of stock options granted under the Company's option plans, as determined under the treasury stock method and the contingently convertible notes (note 11), as determined under the if-converted method.

(millions)	2005	2004 (Restated-note 2)	2003 (Restated-note 2)
Weighted average number of common shares outstanding–basic	74.3	78.4	79.2
Dilutive effect of stock options	1.0	0.8	0.8
Dilutive effect of convertible notes	7.2	7.2	0.6
Weighted average number of common shares outstanding–diluted	82.5	86.4	80.6
Net income, as reported	$ 167.5	$ 155.8	$ 50.7
Interest expense adjustment	10.4	10.3	0.9
Adjusted net earnings	$ 177.9	$ 166.1	$ 51.6
Diluted net earnings per common share	$ 2.16	$ 1.92	$ 0.64

19. SUPPLEMENTAL CASH FLOW DISCLOSURE

a) Changes in non-cash working capital items related to operations:

	2005	2004	2003
Decrease (increase) in current assets			
Accounts receivable	$ 1.6	$ (22.7)	$ 4.3
Inventory	1.4	(1.2)	—
Prepaid expenses and other	(3.4)	3.7	3.9
Increase (decrease) in current liabilities			
Accounts payable and accrued liabilities	29.3	1.0	(8.9)
Income taxes payable	25.7	1.3	0.4
Decrease (increase) in non-cash working capital balances related to operations	$ 54.6	$ (17.9)	$ (0.3)

b) Cash payments made during the year on account of:

	2005	2004	2003
Interest paid	$ 29.1	$ 39.2	$ 36.2
Income taxes paid	22.8	54.4	17.8

c) Non-cash investing and financing activities:

	2005	2004	2003
Issuance of common shares on acquisitions	$ —	$ —	$ 21.0

20. EMPLOYEE FUTURE BENEFITS

The Company has defined benefit pension plans and other post-retirement plans, primarily life insurance and health care coverage, for certain employees. Pension benefits are based principally on years of service and compensation rates near retirement. The costs of these benefit plans are actuarially determined using the projected benefit method pro-rated based on the employees' terms of service and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs.

Market-related values are used for calculating the expected return on plan assets. The projected benefit obligation is discounted using a market interest rate at the end of the year on high-quality corporate debt instruments of a similar term.

For defined benefit pension plans, transitional assets and past service cost due to changes in plan provisions are amortized on a straight-line basis over the expected average remaining service life of employees covered by the various plans. Each year, the portion of net actuarial gains and losses in excess of 10% of the greater of the plan obligation and the fair value of plan assets is amortized on a straight-line basis over the expected average remaining service life of the employees covered by the plan. However, actuarial gains and losses are taken into income immediately for FHR's two unfunded supplemental defined benefit plans. For defined contribution plans, pension costs equal the Company's share of the contributions allocated to the employees.

The notes have been adjusted to include the assets and benefit obligation related to a pension plan in the United Kingdom for which the Company is the sponsor.

The Company uses a measurement date of December 31 for all of its pension and other post-retirement benefits.

Benefit obligations

	2005		2004		2003	
Change in benefit obligation	Pension	Other	Pension	Other	Pension	Other
Benefit obligation – January 1	$ 197.0	$ 2.9	$ 183.3	$ 2.3	$ 144.9	$ —
Service cost	3.3	0.1	2.8	0.1	2.2	0.1
Interest cost	10.5	0.2	10.8	0.1	9.6	0.1
Plan participants' contributions	0.3	—	0.2	—	0.2	—
Special termination benefits	5.6	—	—	—	—	—
Settlement	(3.3)	—	(2.6)	—	—	—
Plan amendments	0.8	—	3.6	—	1.4	—
Curtailment	(2.0)	—	(0.8)	—	—	—
Actuarial loss (gain)	20.8	0.4	(4.3)	0.3	4.9	0.2
Benefits paid	(18.9)	(0.2)	(10.4)	(0.1)	(9.8)	(0.1)
Other	—	—	2.5	—	5.7	1.9
Foreign currency exchange rate changes	(3.3)	0.1	11.9	0.2	24.2	0.1
Benefit obligation – December 31	$ 210.8	$ 3.5	$ 197.0	$ 2.9	$ 183.3	$ 2.3

The weighted average assumptions used to determine end of year benefit obligations are as follows:

	2005		2004		2003	
	Pension	Other	Pension	Other	Pension	Other
Discount rate	5.0%	5.0%	5.7%	5.8%	6.0%	6.0%
Rate of compensation increase	3.9%	N/A	3.7%	N/A	3.5%	N/A

A 14% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2003 and 10% for 2004. The rate is then assumed to decrease by 1% annually to 5% by 2009 and remain at that level thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1% change in assumed health care cost trend would have the following effect for 2005:

	1% increase	1% decrease
Effect on post-retirement benefit obligation	$ 0.1	$ (0.1)
Effect on total service and interest cost	—	—

Plan assets

Change in plan assets	2005 Pension	2005 Other	2004 Pension	2004 Other	2003 Pension	2003 Other
Fair value – January 1	$ 160.4	$ —	$ 142.4	$ —	$ 120.0	$ —
Actual return on plan assets	17.5	—	17.5	—	11.7	—
Employer contributions	12.0	0.2	2.8	0.1	2.7	0.1
Plan participants' contributions	0.3	—	0.2	—	0.2	—
Settlement	—	—	(0.9)	—	—	—
Benefits paid	(18.9)	(0.2)	(10.4)	(0.1)	(9.8)	(0.1)
Transfer to defined contribution plan	(4.4)	—	(3.7)	—	(3.5)	—
Other	(0.9)	—	2.4	—	0.9	—
Foreign currency exchange rate changes	(2.3)	—	10.1	—	20.2	—
Fair value – December 31	$ 163.7	$ —	$ 160.4	$ —	$ 142.4	$ —

The asset allocation of the Company's pension plan assets is as follows:

Asset category	Target allocation 2006	Percentage of plan assets as at December 31 2005	2004
Cash	0–10%	0%	0%
Debt securities	30–40%	49%	49%
Equity securities	50–60%	51%	51%

The Company's investment strategy is to maximize return at an appropriate level of risk in order to minimize its long-term cash contributions and pension expenses. The expected rate of return on pension plan assets was determined by using long-term historic rates of returns for equities, bonds and cash weighted according to the Company's current investment allocation policies.

Funded status

The funded status, reconciled to the amounts reported on the consolidated balance sheets as at December 31, is as follows:

	2005 Pension	2005 Other	2004 Pension	2004 Other
Fair value of plan assets	$ 163.7	$ —	$ 160.4	$ —
Benefit obligation	(210.8)	(3.5)	(197.0)	(2.9)
Funded status	(47.1)	(3.5)	(36.6)	(2.9)
Unrecognized net actuarial loss	50.5	1.0	42.8	0.5
Unrecognized prior service cost	2.8	—	6.7	—
Unrecognized net transitional asset	(21.8)	1.4	(25.3)	1.5
Valuation allowance	—	—	(1.8)	—
Accrued benefit liability	$ (15.6)	$ (1.1)	$ (14.2)	$ (0.9)

Amounts recognized in the accompanying consolidated balance sheets:

	2005 Pension	2005 Other	2004 Pension	2004 Other
Other assets and deferred charges	$ 28.5	$ —	$ 23.6	$ —
Other liabilities	(44.1)	(1.1)	(37.8)	(0.9)
	$ (15.6)	$ (1.1)	$ (14.2)	$ (0.9)

Included in the above accrued benefit obligation and fair value of plan assets as at December 31 are the following amounts in respect of plans that are not fully funded:

	2005		2004	
	Pension	Other	Pension	Other
Fair value of plan assets	$ 85.2	$ —	$ 82.0	$ —
Accrued benefit obligation	(160.5)	3.5	(151.1)	2.9
Underfunded balance	$ (75.3)	$ 3.5	$ (69.1)	$ 2.9

As at December 31, 2005, the Company had issued letters of credit of $55.6 (2004–$57.6) representing financial guarantees on certain of the above unfunded pension liabilities.

Funding requirements

Employer contributions in 2005 were $12.0 (2004–$2.7) in respect of defined benefit pensions and $0.1(2004–$0.1) in respect of other benefits.

The date of the most recent funding valuation for the plurality of FHR's registered plan obligations is January 1, 2004. The next funding valuation for the plurality of the registered plan obligations will be as of January 1, 2007.

The Company expects to contribute approximately $4.2 in respect of defined benefit pensions and $0.2 in respect of other benefits in the next fiscal year based on management's best estimate. Projected benefit payments for the next five years are as follows:

	Pension	Other
2006	$ 11.0	$ 0.2
2007	21.7	0.2
2008	11.5	0.2
2009	11.8	0.2
2010	12.2	0.2
	$ 68.2	$ 1.0

Pension expense (income)

Components of the Company's net pension expense (income) related to the defined benefit pension plans are as follows:

	2005	2004	2003
Service cost	$ 3.3	$ 2.8	$ 2.2
Interest on liabilities	10.5	10.8	9.6
Actual return on plan assets	(17.5)	(17.5)	(11.7)
Actuarial losses (gains)	20.8	(4.3)	4.9
Past service cost	0.8	3.3	1.4
Curtailment/settlement	0.8	0.1	—
Special termination benefits	5.6	—	—
Difference between actual and expected return	7.4	6.3	1.3
Difference between actual and recognized actuarial losses (gains) in year	(17.6)	8.1	(2.4)
Difference between actual and recognized past service costs in year	0.2	(2.7)	(0.9)
Amortization of net transition obligation (assets)	(4.8)	(4.6)	(4.1)
Amortization of net losses (gains)	—	—	1.8
Decrease in valuation allowance	(0.1)	(2.0)	(1.9)
Other adjustments	—	(0.7)	4.4
	$ 9.4	$ (0.4)	$ 4.6
Weighted average assumptions			
Discount rate	5.0%	5.7%	6.5%
Expected return on plan assets	6.5%	7.0%	7.5%
Rate of compensation increase	3.9%	3.7%	3.5%

Components of the Company's net periodic benefit costs related to other post-retirement benefits are as follows:

	2005	2004	2003
Service cost	$ 0.1	$ 0.1	$ 0.1
Interest cost	0.2	0.1	0.1
Amortization	0.1	0.1	0.1
Other	—	—	0.4
	$ 0.4	$ 0.3	$ 0.7
Weighted average assumptions			
Discount rate	5.0%	5.8%	6.5%
Health care and other benefits cost trend rates (ultimate)	5.0%	5.0%	5.0%

The Company also has a defined benefit plan for certain retirees that is not included in the above tables. This plan relates to former employees and retirees of the Company and predecessor companies that were spun off in 2001. The plan is in the process of being separated into two plans, one of which will be sponsored by a third party. Once this separation occurs, it is the Company's intention to settle any remaining accrued benefit obligations through the purchase of a non-participating insurance contract. The estimated fair value of plan assets is approximately $120 (2004–$112) and the projected benefit obligation related to the Company's portion of this plan is approximately $120 (2004–$107) as at December 31, 2005. There were no service costs associated with the Company's portion of the plan in 2004 or 2005. The Company has not recorded any prepaid or accrued benefit cost from this plan. For the years ended December 31, 2005, 2004 and 2003, the service costs of the Company's portion of this plan were nil and the expected return on plan assets was greater than the interest cost on the projected benefit obligation.

FHR also has defined contribution pension plans. The net expense for such plans, which equals the Company's required contribution, was $3.1, $3.3, and $2.8 in 2005, 2004 and 2003, respectively.

21. COMMITMENTS, CONTINGENCIES AND GUARANTEES

Commitments

In 2004, FHR entered into an agreement associated with The Savoy in London, England to invest approximately $63.0 to obtain the management contract and provide loans to the hotel's owners. As at December 31, 2005, FHR had funded $54.3 of the total commitment.

As at December 31, 2005, contractual commitments in respect of capital expenditures for wholly-owned or leased hotels totalled approximately $10.6.

The Company leases certain land, buildings and equipment under operating leases. Land leases represent ground leases for certain owned hotels and, in addition to minimum rental payments, may require the payment of additional rents based on varying percentages of revenue.

Minimum rentals for operating leases, which expire on various dates, are as follows:

2006	$ 15.4
2007	15.2
2008	15.0
2009	10.9
2010	4.5
Thereafter	470.5
	$ 531.5

Rent expense under operating leases amounted to $13.8 in 2005 (2004–$12.7; 2003–$11.7).

As at December 31, 2005, unused committed lines of credit for short-term and long-term financing, subject to periodic review, and with various maturities, amounted to approximately $308 on which interest rates vary with bank prime or money market rates. As at December 31, 2005, the Company had issued and undrawn letters of credit of $85.5.

Contingencies

FHR is subject to various claims and legal proceedings with respect to matters such as governmental regulations,

income taxes and actions arising out of the normal course of business as a hotel operator. The Company has provided for certain claims and, based on information presently available, management believes that the existing accruals are sufficient. Recoveries expected to be received for insured claims are included in accounts receivable. Any additional liability that may result from these matters and any additional liabilities that may result in connection with other claims are not expected to have a material adverse effect on FHR's financial position or results from operations.

Guarantees

Significant guarantees that have been provided to third parties include the following:

Debt guarantees

FHR has provided guarantees totalling $7.5 related to debts incurred by two of the hotels in which FHR holds a minority equity interest. In the event that one of these hotels fails to meet certain financial obligations, the lenders may draw upon these guarantees. The terms of these guarantees are equal to the terms of the related debts, which are all due on demand. FHR has collateral security on the underlying hotel assets if the guarantees are drawn upon. No amounts have been recorded in the consolidated financial statements for amounts that may be potentially owed under these guarantees.

Business dispositions

In the sale of all or a part of a business, FHR may agree to indemnify against claims related to the period the business was owned by FHR, in the areas of tax and environmental matters. The terms of such indemnification agreements are subject to certain actions that are under the control of the acquirer and the amount of the indemnification is not limited. The nature of these indemnification agreements prevents FHR from estimating the maximum potential liability that it could be required to pay to counterparties. FHR has accruals in its consolidated financial statements of approximately $28 related to potential claims under the indemnifications made.

Director and officer indemnification agreements

FHR has entered into indemnification agreements with its current and former Directors and Officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the Directors and Officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service. These indemnification claims are subject to any statutory or other legal limitation period. The nature of the indemnification agreements prevents FHR from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. FHR has purchased directors' and officers' liability insurance. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements as no claims are outstanding at this date.

Other indemnification agreements

In the normal course of operations, FHR may provide indemnifications, other than those listed above, to counterparties that would require FHR to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparties as a consequence of a transaction. The terms of these indemnification agreements will vary based on the contracts. The nature of the indemnification agreements prevents FHR from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements.

22. RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

Financial instruments for which the Company's carrying amounts differ from fair values are summarized in the following table:

	2005		2004	
	Carrying amount	Fair value	Carrying amount	Fair value
Long-term debt	$ 391.2	$ 452.2	$ 402.1	$ 440.1
Long-term advances receivable	65.9	67.7	41.1	41.1

The Company has estimated the fair values of its financial instruments based on appropriate valuation methodologies. However, considerable judgement is necessary to develop these estimates. Accordingly, the estimates presented herein are not necessarily indicative of what FHR could realize in a current market exchange. The use of different assumptions or methodologies may have a material effect on the estimated fair value amounts.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

- Short-term financial assets and liabilities are valued at their carrying amounts as presented in the consolidated balance sheets, which are reasonable estimates of fair values due to the relatively short period to maturity of these instruments.
- The fair value of long-term debt relating to mortgages is estimated based on the most favourable rates currently available to the Company for long-term borrowing with similar terms and conditions to those borrowings in place as at the consolidated balance sheet dates. The fair value of long-term debt relating to the Convertible Notes is based on their quoted market value as at the consolidated balance sheet dates.
- The fair value of long-term advances is estimated based on the most favourable rates currently available to the Company for long-term advances with similar terms and conditions to those advances in place as at the consolidated balance sheet dates.
- Forward foreign exchange contracts have been fair valued using the year-end foreign exchange rate, due to the relatively short period until settlement.

Foreign currency risk management

The Company enters into forward foreign exchange contracts to partially offset the potential of volatility of foreign exchange rates on assets and liabilities that are denominated in a currency that is different than the functional currency of the entity. As at December 31, 2005, the aggregate fair value of the outstanding forward contracts was an asset of $3.2 (2004–liability of $2.8). The notional amount of the foreign exchange contracts relating to liabilities was $259.0 and the notional amount of foreign exchange contracts relating to assets was $32.6 (£18.1).

Interest rate risk management

The Company enters into interest rate cap contracts to partially manage interest rate risk. As at December 31, 2005, FHR held an interest rate contract to cap LIBOR at 7.5% until January 1, 2009, on the $75.0 mortgage secured by The Fairmont Scottsdale Princess. As at December 31, 2005, the fair market value of the interest rate contract was nominal.

Credit risk management

Credit risk relates to cash and cash equivalents, account receivable and long-term advances and results from the possibility that a counterparty defaults on its contractual obligation to the Company. This risk is minimized since FHR deals with banks having an appropriate credit rating, performs ongoing credit evaluations of customers and counterparties and maintains allowances for potential credit losses. FHR periodically extends credit in certain circumstances to the owners of managed hotels when new management contracts are signed.

23. RELATED PARTY TRANSACTIONS

In connection with Legacy's acquisitions of The Fairmont Olympic Hotel, Seattle in 2003 and The Fairmont Washington, D.C. in 2002, FHR entered into reciprocal loan agreements with Legacy totalling $86.6. The loans mature in October 2008 and October 2013 and bear interest at normal commercial rates payable quarterly in arrears. In the event that either FHR or Legacy does not make its required interest or principal payments, the other party is not required to make its payment either. If such payment has already been made, it must be returned. The loans meet all the requirements for the right of setoff and, as such are presented on a net basis in the consolidated financial statements.

Also, in connection with the acquisition of The Fairmont Olympic Hotel, Seattle, FHR received an acquisition advisory fee from Legacy of $0.7. This amount was included in revenues from management operations in 2003.

FHR had a 25% participation in the first mortgage on The Fairmont Olympic Hotel, Seattle amounting to approximately $10.9 that was fully paid in 2004. In addition, as at December 31, 2003, FHR had a receivable from Legacy of $8.7, which was classified as a loan receivable. This loan was repaid in 2004.

In the ordinary course of business, FHR derives management fees and other revenues from certain of its investees that are subject to significant influence. All of these management agreements are on normal commercial terms. Transactions with these related parties are recorded at the exchange amount, which is based on the consideration given for the service provided. Such transactions with related parties for the years ended December 31 are summarized as follows:

	2005	2004	2003
Revenues	$ 59.6	$ 46.2	$ 38.7
Accounts receivable as at December 31	6.3	3.0	2.6

24. SUBSEQUENT EVENTS

On January 30, 2006 FHR announced that it has entered into and Acquisition Agreement whereby Kingdom Hotels International and Colony Capital will acquire all of FHR's outstanding common shares at a price of $45.00 per share. The Board of Directors has agreed to recommend to the shareholders that they vote in favor of the transaction. The transaction is to be carried out by way of a statutory plan of arrangement and, accordingly, will be subject to the approval of 66 ⅔% of the votes to be cast by FHR shareholders at a meeting of shareholders anticipated to take place in April. The proposed transaction is expected to close in the second quarter of 2006 after receipt of shareholder and court approvals. As a result of this transaction, FHR will incur additional costs of up to $25 relating to financial and legal advisory fees for services rendered.

25. UNITED STATES ACCOUNTING POLICIES AND REPORTING

Canadian and United States generally accepted accounting principles

The consolidated financial statements of FHR have been prepared in accordance with Canadian GAAP. The material differences affecting the Company between Canadian GAAP and U.S. GAAP relating to measurement and recognition are explained below, along with their effect on the Company's consolidated financial statements.

The following is a reconciliation of net income under Canadian GAAP to net income under U.S. GAAP:

	2005	2004	2003
Net income – Canadian GAAP	$ 167.5	$ 155.8	$ 50.7
Increased (decreased) by			
Pension [1]	(2.4)	(2.4)	(1.4)
Post-employment benefits [2]	—	—	(0.7)
Stock-based compensation [3]	0.8	(0.3)	1.4
Convertible senior notes [4]	3.7	3.6	0.3
Variable interest entities [5]	—	—	(1.3)
	169.6	156.7	49.0
Future income taxes on above items	(0.5)	(0.5)	1.2
Net income – U.S. GAAP	$ 169.1	$ 156.2	$ 50.2

Condensed consolidated statements of income [5]

	2005	2004	2003
Revenues			
Hotel ownership operations	$ 670.2	$ 1,046.0	$ 584.9
Management operations	62.0	29.9	37.6
Real estate activities	78.2	31.0	33.9
	810.4	1,106.9	656.4
Other revenues from managed and franchised properties	47.1	30.5	32.6
	857.5	1,137.4	689.0
Expenses [1][2][3]			
Hotel ownership operations	509.3	779.3	448.7
Management operations	26.3	19.4	15.9
Real estate activities	44.9	25.2	24.7
General and administrative	38.4	32.3	17.3
Other	34.1	—	2.1
Depreciation and amortization	70.5	110.2	67.5
	723.5	966.4	576.2
Other expenses from managed and franchised properties	47.1	31.7	35.1
	770.6	998.1	611.3
Loss from equity investments	—	(0.6)	(6.9)
Operating income	86.9	138.7	70.8
Interest expense, net [4]	18.7	72.6	33.3
Gain on sales of investments and hotel assets	(105.8)	(143.7)	—
Income before income tax expense (recovery) and non-controlling interest	174.0	209.8	37.5
Income tax expense (recovery)	4.9	57.1	(12.7)
Non-controlling interest	—	(3.5)	—
Net income	$ 169.1	$ 156.2	$ 50.2
Basic earnings per common share	$ 2.28	$ 1.99	$ 0.63
Diluted earnings per common share [8]	$ 2.13	$ 1.89	$ 0.63
Comprehensive income in accordance with U.S. GAAP [6]			
Net income under U.S. GAAP	$ 169.1	$ 156.2	$ 50.2
Other comprehensive income (loss)			
Foreign currency translation adjustments	14.8	38.0	76.7
Minimum pension liability adjustment	(21.9)	(6.8)	(4.4)
Deferred income taxes	8.8	2.7	1.6
Comprehensive income	$ 170.8	$ 190.1	$ 124.1

Condensed consolidated balance sheets [5]

The following shows the increases (decreases) to account balances, had the consolidated balance sheets been prepared under U.S. GAAP:

	2005	2004
Assets		
Intangible assets [2]	$ (5.8)	$ (4.8)
Other assets and deferred charges [1][2][7]	76.7	78.9
	$ 70.9	$ 74.1
Liabilities and shareholders' equity		
Other liabilities [1][2]	$ 29.0	$ 7.8
Long-term debt [4][7]	98.2	101.9
Deferred income taxes	(8.5)	(0.3)
Shareholders' equity		
Contributed surplus [3]	1.4	2.2
Other equity [4]	(19.2)	(19.2)
Foreign currency translation adjustments	(156.9)	(142.1)
Retained earnings	(7.1)	(8.5)
Accumulated other comprehensive income [6]	134.0	132.3
	$ 70.9	$ 74.1

Condensed consolidated statements of cash flows [5]

	2005	2004	2003
CASH PROVIDED BY (USED IN)			
Operating activities			
Net income	$ 169.1	$ 156.2	$ 50.2
Items not affecting cash			
Depreciation of property and equipment	68.0	107.1	64.8
Amortization of intangible assets	2.5	3.1	2.7
Loss from equity investments and other	—	0.6	6.9
Deferred income taxes	9.1	4.8	(25.5)
Unrealized foreign exchange gain	(6.8)	(20.0)	—
Non-controlling interest	—	(3.5)	—
Gain on sales of investments and hotel assets	(105.8)	(143.7)	—
Other	21.3	7.5	(10.8)
Distributions from investments	8.1	4.9	6.7
Changes in non-hotel real estate	16.7	1.6	11.6
Changes in non-cash working capital items	54.6	(17.6)	2.3
	236.8	101.0	108.9
Investing activities			
Additions to property and equipment	(71.5)	(85.3)	(87.2)
Proceeds from sale of property and equipment	8.8	—	—
Acquisitions, net of cash acquired	—	—	6.0
Investments in partnerships and corporations	(11.2)	(34.6)	(1.6)
Sales of investments and hotel assets	248.6	422.3	—
Issuance of loans receivable	(33.5)	(7.0)	(50.3)
Collection of loans receivable	—	15.5	7.2
Acquisitions of intangible assets	(32.3)	(3.2)	—
Other	—	(13.1)	—
	108.9	294.6	(125.9)
Financing activities			
Issuance of long-term debt	179.5	145.7	181.7
Repayment of long-term debt	(200.9)	(398.6)	(423.9)
Proceeds from exercise of stock options	6.6	2.9	1.0
Repurchase of common shares	(141.2)	(84.5)	(16.8)
Issuance of convertible debentures	—	—	262.5
Dividends	(9.1)	(6.4)	(4.8)
Other	—	(3.8)	—
	(165.1)	(344.7)	(0.3)
Effect of exchange rate changes on cash and cash equivalents	(0.5)	1.9	—
Cash position			
Increase (decrease) in cash and cash equivalents	180.1	52.8	(17.3)
Cash and cash equivalents–Beginning of year	99.1	31.7	49.0
Cash and cash equivalents–Beginning of year on consolidation of Legacy [6]	—	14.6	—
Cash and cash equivalents–End of year	$ 279.2	$ 99.1	$ 31.7

(1) Pension accounting
In January 2000, the Company prospectively changed its Canadian GAAP accounting policy for defined benefit pension plans. As a result of this change, all unamortized gains and losses, including prior service costs, were accumulated into a net transitional asset, which is being amortized into income over 11 years, the expected average remaining service life of the employees covered by these plans. Under U.S. GAAP, there was no change in accounting policy and, hence, there is no net transitional asset to be amortized. As a result, the amount of unamortized actuarial gains and losses is different for U.S. and Canadian GAAP.

Under Canadian GAAP, a valuation allowance has been provided for on certain pension assets in 2004 and 2003, whereas under U.S. GAAP, no valuation allowance has been provided.

Under U.S. GAAP, the Company is required to record a minimum pension liability, representing the unfunded accumulated benefit obligation. Accordingly, included in both accrued liabilities and other assets under U.S. GAAP is an additional amount, which cannot be recorded under Canadian GAAP.

(2) Post-employment benefits
Post-employment benefits are covered by the CICA recommendations for accounting for employee future benefits. Consistent with accounting for post-employment benefits, under Canadian GAAP, the Company amortizes actuarial gains and losses over the average employee service life when such gains and losses exceed 10% of the plan obligation. Under Financial Accounting Standards Board ("FASB") Statement No. 112, "Employers' Accounting for Post-employment Benefits," such gains and losses are included immediately in income.

(3) Stock-based compensation
Under the FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FAS 44"), compensation expense using variable accounting must be recorded if the intrinsic value of stock options is not exactly the same immediately before and after an equity restructuring. In a prior year, FHR underwent an equity restructuring, which resulted in replacement options in new FHR stock having a different intrinsic value after the restructuring than prior to the restructuring. Canadian GAAP does not require revaluation of these options.

Under Canadian GAAP, effective January 1, 2003, the Company prospectively adopted the new recommendations of the CICA with respect to accounting for stock-based compensation. This standard requires that compensation expense be recognized in the consolidated statements of income using the fair value based method for stock options granted in 2003 onward. Under U.S. GAAP, the Company follows the intrinsic value method of Opinion No. 25 of the Accounting Principles Board. No stock-based compensation cost is reflected in net income under U.S. GAAP as all options granted to employees under these plans have an exercise price equal to the fair value of the underlying common stock on the date of grant.

If the methodology prescribed by FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), had been adopted, pro forma results for the year ended December 31 would have been as follows:

	2005	2004	2003
U.S. GAAP net income, as reported	$ 169.1	$ 156.2	$ 50.2
Increase in stock-based compensation if FAS 123 had been adopted	2.6	4.1	5.0
Adjusted net earnings	$ 166.5	$ 152.1	$ 45.2
U.S. GAAP basic earnings per common share			
As reported	$ 2.28	$ 1.99	$ 0.63
Adjusted	$ 2.24	$ 1.94	$ 0.57
U.S. GAAP diluted earnings per common share [(f)]			
As reported	$ 2.13	$ 1.89	$ 0.63
Adjusted	$ 2.10	$ 1.84	$ 0.57

The weighted average fair value of common share options granted in 2005 at the time of grant was Cdn10.84 (2004–Cdn$7.52; 2003–Cdn$10.12). The fair value of common share options granted is estimated at the grant date using the Black-Scholes Option Pricing Model with the assumptions disclosed in note 14. Pro forma stock-based compensation expense for a particular year is not necessarily indicative of expenses to be incurred in future years.

On January 1, 2006, the Company will adopt FAS 123 (R) which will result in the fair value of stock options being expensed.

(4) Convertible senior notes
Under Canadian GAAP, obligations relating to the convertible senior notes have been allocated between debt and equity elements and classified separately on the consolidated balance sheets. The amount recorded in debt will increase by accretion to the face value of the debt over a five-year period.

Under U.S. GAAP, the entire principal amount of the notes was recorded as long-term debt upon inception and therefore, accretion of the long-term debt is not required.

(5) Variable interest entities
In January 2003, the FASB issued Financial Interpretation ("FIN") 46, "Consolidation of Variable Interest Entities ("VIEs"), in an effort to expand and clarify existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. For U.S. GAAP, FIN 46 was effective immediately for all enterprises with variable interests in VIEs created after January 31, 2003 and January 1, 2004 for all previously existing variable interest entities. Under FIN 46, if an entity is determined to be a variable interest entity, it must be consolidated by the enterprise that absorbs the majority of the entity's expected losses if they occur, receives a majority of the entity's expected residual returns if they occur, or both. On December 24, 2003, the FASB issued a revised FIN 46, defined as FIN 46R. The CICA has issued a standard similar to FIN 46, that was effective for FHR on January 1, 2005.

Commencing January 1, 2004, for U.S. GAAP purposes, the Company was required to consolidate the accounts of all VIEs for which it is the primary beneficiary, as required by FIN 46R. For Canadian GAAP purposes the Company adopted provisions similar to FIN 46R commencing January 1, 2005. As a result, effective January 1, 2004, the Company commenced consolidating the accounts of Legacy for U.S. GAAP purposes.

The Company also reviewed its other management agreements related to hotels that the Company has no other investments in and concluded that such arrangements were not variable interests since the Company is paid commensurate with the services provided and on the same level as other operating liabilities and the hotel owners retain the right to terminate arrangements. The consolidation of Legacy commencing January 1, 2004 had no effect on the Company's consolidated net income or shareholders' equity.

On September 13, 2004, FHR sold 12,000,000 units in Legacy reducing its ownership interest to approximately 23.7%. After this disposition of units, FHR is no longer the primary beneficiary of Legacy. The Company's U.S. GAAP results of operations include the consolidated results of Legacy from January 1, 2004 to September 13, 2004, after which Legacy is being accounted for under the equity method.

(6) Comprehensive income
U.S. GAAP requires the disclosure, as other comprehensive income, of changes in equity during the period from transactions and other events from non-owner sources. Canadian GAAP has issued similar guidance effective for fiscal periods beginning on or after October 1, 2006. Other comprehensive income includes foreign currency translation adjustments and minimum pension liability adjustments.

(7) Long-term advances and long-term debt
FHR and Legacy have entered into reciprocal loan agreements, which, under Canadian GAAP, meet all the requirements for a right of offset. Under Canadian GAAP, these loans have been presented on a net basis in the consolidated balance sheets. Under U.S. GAAP, these loans do not qualify for offsetting and are presented separately on the consolidated balance sheets.

(8) Diluted earnings per common share
Diluted earnings per common share is calculated as follows:

	2005	2004	2003
U.S. GAAP net income, as reported	$ 169.1	$ 156.2	$ 50.2
Interest expense adjustment	6.7	6.7	0.6
Adjusted net earnings	$ 175.8	$ 162.9	$ 50.8
Diluted common shares	82.5	86.4	80.6
U.S. GAAP diluted earnings per common share	$ 2.13	$ 1.89	$ 0.63

Senior officers

WILLIAM R. FATT
Chief Executive Officer
Toronto, Ontario

CHRIS J. CAHILL
President and Chief Operating Officer
Oakville, Ontario

JOHN A. CARNELLA
Executive Vice President
and Chief Financial Officer
Toronto, Ontario

TERENCE P. BADOUR
Executive Vice President,
Law and Administration
Toronto, Ontario

MICHAEL F. GLENNIE
Executive Vice President, Real Estate
Toronto, Ontario

JOHN M. JOHNSTON
Executive Vice President,
Europe, Africa & Middle East
Dubai, United Arab Emirates

THOMAS W. STOREY
Executive Vice President, Development
Toronto, Ontario

JOHN S. WILLIAMS
Executive Vice President, Operations
Toronto, Ontario

TIMOTHY J. AUBREY
Senior Vice President, Finance
Toronto, Ontario

JEFFREY C. SENIOR
Senior Vice President, Marketing & Sales
Toronto, Ontario

Shareholder information

Executive office
Canadian Pacific Tower
100 Wellington Street West
Suite 1600
TD Centre, P.O. Box 40
Toronto, Ontario M5K 1B7
Tel: 416.874.2600
Fax: 416.874.2601
Website: www.fairmont.com

Investor relations
Emma Thompson
Executive Director Investor Relations
Toll-free: 866.627.0642
Fax: 416.874.2761
Email: investor@fairmont.com
Website: www.fairmontinvestor.com

Auditors
PricewaterhouseCoopers LLP
Toronto, Ontario

Transfer agent and registrar
Inquiries regarding change of address, registered shareholdings, share transfers, lost certificates and duplicate mailings should be directed to the following:

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Toll-free: 800.340.5017
Email: service@computershare.com

Stock exchange listings
Toronto Stock Exchange
New York Stock Exchange
Trading symbol: FHR

Shares outstanding
At December 31, 2005: 72,171,735

The special meeting of shareholders
10:00 a.m. Toronto Time
Tuesday, April 18, 2006
The Fairmont Royal York
Imperial Room
100 Front Street West,
Toronto, Ontario

Hotel reservations
Fairmont Hotels & Resorts
Toll-free: 800.441.1414
Website: www.fairmont.com

Delta Hotels
Toll-free: 800.268.1133
Website: www.deltahotels.com

For further information on Legacy Hotels Real Estate Investment Trust
Toronto Stock Exchange symbol: LGY.UN
Toll-free: 866.627.0641
Website: www.legacyhotels.ca